

12g3-2(b)

RECEIVED

2006 JUN -6 P 1:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4515

SUPPL

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 1st June 2006

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of May.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED

JUN 07 2006

THOMSON FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it


RECEIVED
P 1:41


GRUPPO
MEDIASET

Today Telecinco our controlled company has disclosed the following press release

Madrid, May 4 2006

As, in accounting terms, Grupo Publiespaña's integration occurred as from 1 April 2004, the 2004 results provided for comparison purposes are presented – and filed with the Spanish stock market regulator (CNMV) – in combined format, that is, including Grupo Publiespaña's first quarter results.
The consolidated financial information provided for both 2005 and 2004 are in accordance with International Financial Reporting Standards (IFRS), which are applicable to Telecinco as of 1 January 2005 and in force at the date of publication.

First quarter 2006 financial results

- **Net profit reaches €73.31 million**
- **The gross operating margin EBITDA, at a record €103.61 million, has climbed 9% compared with the same period of 2005**
- **Grupo Publiespaña's gross television advertising revenue rose 8.2%, hitting a new record at €223.57 million.**
- **For the year to date, Telecinco is the leader in terms of total day audience share (21.1%), prime time audience share (21.4%) and commercial target share (23%)**

Against a backdrop of increasing competition and surging earnings for the first quarter of 2005, Telecinco has set a new record in the first quarter of 2006 with net advertising revenues of €215.76 million – up 8.1% on €199.53 million for the same period of 2005.
The gross operating margin (adjusted EBITDA) reached €103.61 million, up by 9% on the first quarter of 2005. The company's EBIT was €101.64 million, up 9.3% on the same period of 2005 (€93.03 million).

Pre-tax profit leapt from €94.53 million in the first three months of 2005 to €104.34 million, an increase of 10.4%.

Net profit totalled €73.31 million, representing an increase of 13.6% on the first quarter of 2005 (€64.52 million).

A contributor to these results was Publiespaña, with an outstanding performance that has placed the company as the advertising sales leader with record net television

advertising revenues at €223.57 million, an increase of 8.2% on the same period of 2005.
These figures are a direct result of Telecinco's undisputed leadership in the prime time, brilliant management of advertising space and successful efforts to control costs, which grew by 4.9% in line with our cost growth estimates for the year and include investments in digital terrestrial television.

As for year-to-date figures, Telecinco was the most watched channel at the end of April with a 21.1% share and led the prime time slot (21:00-24:00 h.) with a 21.4% share – one point ahead of Antena 3 (20.5%) and 2.6 points ahead of TVE1 (18.8%).

The channel also retains a comfortable first position in the commercial target, both in terms of total day share (23%) and prime time share (24%).

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



Press Release

Mediaset Group Q1 2006

Consolidated results

Net revenues: €955.2 million

Ebit: €265.6 million

Net profit: €145.1 million

Advertising revenues and TV ratings

Italy

TV advertising revenues Publitalia: +2.3%

Ratings: Mediaset channels lead ratings in the 15-64 age range

Spain

TV advertising revenues Publiespana: +8.2%

Ratings: Telecinco Spain's leading channel in the commercial target

The Board of Directors of Mediaset met today under the Chairmanship of Fedele Confalonieri to approve the management's report on the Mediaset Group's results for the first three months of 2006.

The Group's results in the first three months of the year reflect the good start to the TV season in the two geographic areas (Italy and Spain) of operations, both in terms of advertising sales and audience ratings.

In particular, in Italy, **Publitalia '80's TV advertising revenues** for the three channels grew by **2.3%** in the first three months of 2006 to reach €776.8 million, compared with €759.4 million in the same period of the previous year. A result that s decidedly positive in the context of an advertising market that in the first quarter of 2006 slowed down compared with the last year, especially in the FMCG sector which accounts for the largest segment of television advertising.

The **ratings** for Mediaset channels were also brilliant in the period.



In the first three months of 2006 Mediaset consolidated its national leadership across all time bands among viewers between the ages of **15 and 64**, who account for 70% of the Italian population and on whom 80% of advertising investments are targeted. **Mediaset's three channels lead in this premium audience segment with shares of 44.5% in prime time, 43.8% in the 24-hours**, and **43.7% in day time**.

These audience figures are particulalry positive considering that the schedules for the whole of February were characterised by the Winter Olympics in Turin, broadcast by Rai.
In order to counter the presumed popularity of this sporting event, Mediaset benefited from a far-sighted editorial decision based on the anticipation of the start of the Spring 2006 season. The effect of this was an increase in advertising revenues in line with those of the competitor and, consequently, neutralizing Rai's competitive advantage.

On the digital terrestrial pay-per-view front, during the first three months of 2006 around 470.000 new rechargeable pre-paid **"Mediaset Premium"** cards were sold and around 1,150,000 recharges were effected, for a total value of around €22.4 million. Since the launch of the new offer, in July 2005, the company has seen the sale of more than 1,900,000 rechargeable cards and more than 2,400,000 recharges, corresponding to net revenues of €85.8 million.

The **Telecinco Group** also produced excellent results in the first three months of 2006.
Gross television advertising revenues of the advertising sales company Publiespana reached a record level of **€223.6 million**, an increase of **8.2%** compared with the first quarter of 2005.
In the first three months of 2006 Telecinco reinforced its undisputed **leadership** in the reference **commercial target** (16-59 year-olds), that of most interest to advertisers, **both in the entire day (23%) and in prime time (24%)**.

MEDIASET GROUP CONSOLIDATED RESULTS

The Group's performance in the first three of 2006 can be summarised as follows:

- **consolidated net revenues** came to **€955.2 million**, compared with €910.7 million in the first quarter of 2005.

- **EBIT** came to **€265.6 million**, which shows a difference of €78.4 million compared with the same period of the previous year (€344.0 million) which benefited from a capital gain of €43.1 million deriving from the sales of a 1.9% stake in Telecinco.

- operating profit, as a proportion of consolidated net revenues (**operating profitability)**, came to **27.8%**, compared with 37.8% in the first quarter of 2005.



- **profit before taxation** and minority interest came to **€261.5 million**, compared with €343.3 million for the first three months of 2005.
- **net profit** for the Group, net of estimated taxation, came to **€145.1 million**, compared with €198.7 million for the first quarter of the previous year.
- the Group's **net financial position** went from the -€358.0 million on 31 December 2005, to **-€114.9 million** on 31 March 2006.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- **consolidated net revenues** in the first quarter of 2006 came to **€728.1 million**, compared with the €697.4 million of the same period of the previous year.
- **EBIT** came to **€164.0 million**, compared with the €248.7 million of the first three months of 2005. This figure, as well as the abovementioned impact of the dynamics in the advertising market in 2006, was also affected by the fact that the Ebit figure for the first quarter of 2005 benefited from the capital gain deriving from the sale of a 1.9% stake in Telecinco.
- **profit before taxation** went from the €246.5 million of the first three months of 2005, to **€157.2 million** this time.
- **net profit** came to **€108.2 million**, compared with the €164.2 million of the first quarter of 2005.

Spain

- in the first three months of 2005 the **consolidated net revenues** generated by the Telecinco Group came to **€227.8 million**, compared with the €213.3 million of the same period of the previous year.
- Telecinco's **operating profit** rose to **€101.6 million**, compared with the €93.1 million of the first three months of 2005.
- **pre-tax profit** came to **€104.4 million** compared with the €94.6 million of the first three months of 2005.
- **net profit** reached **€73.3 million**, compared with the €64.6 million of the first quarter of the previous year.



FORECAST FOR THE YEAR

For the remainder of the year, in the face of trends in television costs in line with objectives, there continue to be uncertainties regarding advertising sales, both in Italy and Spain. The hoped for consolidation in the recovery of consumer spending over the coming months should favour a more sustained trend in advertising sales in the *second part of the year, creating the basis for a level of consolidated operating profit* from the Group's ordinary activities higher than that recorded in 2005.

Italy

During the first four months of 2006 Mediaset's channels confirmed their leadership in the commercial target (the 15-64 age range) in all the time bands. In the same target Canale 5 remained in the top position, ahead of Rai 1 in all the reference bands.

Spain

On average during the first four months of the year Telecinco confirmed its position as Spain's most popular channel in the whole day and in prime time with an audience share of 21.1% and 21.4% respectively, ahead of Antena 3 and TVE1, while the new competitor, Quatro, reached an average share of 5.4% in the whole day and 6.2% in prime time.

Cologno Monzese, 9 May 2006

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

Highlights from the consolidated income statement (*)

in €m

2005	Q1 2006	Q1 2005 (**)



3,678.0	Total consolidated net revenues	**955.2**	**910.7**
441.0	Labour costs	115.7	110.1
1,227.3	Procurement, services and other costs	356.1	296.1
1,668.3	**Operating costs**	**471.8**	**406.2**
2,009.7	**Gross operating profit**	**483.4**	**504.5**
808.7	Amortisation and depreciations	219.1	203.6
1,201.0	**Operating profit**	**264.3**	**300.9**
43.1	((Losses)/gains from equity disposals	1.3	43.1
1,244.1	**EBIT**	**265.6**	**344.0**
1.9	Financial income /(charges)	(3.7)	0.3
(43.8)	Income/(charges) from investments	(0.4)	(1.0)
1,202.2	**Profit before taxation**	**261.5**	**343.3**
(454.6)	Income taxes	(79.8)	(112.3)
747.6	**Net profit from operations**	**181.7**	**231.0**
-	(Net profit from discontinued activities)	-	-
(144.2)	(Minority interest (profit)/loss	(36.6)	(32.3)
603.4	**Profit for the Mediaset Group Mediaset**	**145.1**	**198.7**

Highlights from the consolidated balance sheet

in €m

	31/03/2006	**31/12/2005**
Television rights	2.570,6	2.086,5
Goodwill and consolidation differences	368,7	368,8
Other tangible/intangible assets	870,7	852,8
Financial assets	90,0	131,5
Net working capital & other assets/liabilities	(562,0)	(70,8)
Severance indemnity reserve	(133,0)	(132,0)
Net invested capital	**3.205,0**	**3.237,0**
Group net equity	2.765,9	2.593,9
Minority interest	324,2	285,1
Net equity	**3.090,1**	**2.879,0**
Net financial position	**(114,9)**	**(358,0)**

(*) The report to 31 March 2006 is not subject to certification by the external auditors.
(**) A reclassification has been made of revenues and operating costs compared with the version published in 2005.

12g3-2(b)


2006 First Quarter Results
MEDIASET
Milan, 9th May 2006


Broadcasting
MEDIASET
2006 IQ Results

MEDIASET 2006 IQ | 24Hours Audience Share


INDIVIDUALS
Rai
44.0%
MEDIASET
41.1%
COMMERCIAL TARGET
(15-64 Years)
Rai
40.0%
MEDIASET
43.6%

Source: Auditel

MEDIASET 2006 IQ | PRIME TIME Audience Share

20.30-22.30


INDIVIDUALS
Rai
44.8%
MEDIASET
41.9%
COMMERCIAL TARGET
(15-64 Years)
Rai
41.8%
MEDIASET
44.2%

Source: Auditel

MEDIASET 2006 IQ | 24Hours Channel Ranking

15-64 yrs		15-24 yrs		25-34 yrs		35-44 yrs	
CANALE 5	**24.7**	**CANALE 5**	**28.9**	**CANALE 5**	**28.2**	**CANALE 5**	**25.0**
RAI I	20.5	**ITALIA I**	**21.5**	RAI I	16.0	RAI I	17.1
ITALIA I	**12.0**	RAI I	13.3	**ITALIA I**	**14.7**	**ITALIA I**	**14.6**
RAI 2	11.0	RAI 2	8.7	RAI 2	9.8	RAI 2	11.4
RAI 3	8.6	RAI 3	5.1	RAI 3	6.8	RAI 3	7.5
RETE 4	**7.0**	**RETE 4**	**4.9**	**RETE 4**	**5.8**	**RETE 4**	**6.3**

45-54 yrs		55-64 yrs		65+ yrs		4-14 yrs	
CANALE 5	**23.7**	RAI I	27.9	RAI I	33.8	**ITALIA I**	**25.2**
RAI I	21.9	**CANALE 5**	**21.2**	**CANALE 5**	**18.8**	**CANALE 5**	**20.1**
RAI 2	11.8	RAI 2	11.8	**RETE 4**	**11.3**	RAI I	13.2
ITALIA I	**10.0**	RAI 3	11.1	RAI 2	11.2	RAI 2	10.7
RAI 3	9.5	**RETE 4**	**8.7**	RAI 3	11.2	RAI 3	6.2
RETE 4	**7.7**	**ITALIA I**	**6.0**	**ITALIA I**	**3.5**	**RETE 4**	**4.0**

Source: Auditel


Advertising
MEDIASET
2006 IQ Results

MEDIASET 2006 IQ | Publitalia Advertising Revenues


+2.3%
759.4
776.8
(Euro ml.)
IQ 2005
IQ 2006


Advertising
MEDIASET

MEDIASET 2006 IQ | Advertising by Sector

	IQ 2006 (Euro ml.)	2006 vs 2005
FOOD	192	+2.4%
NON FOOD	116	+0.8%
FINANCE/INSURANCE	35	+19.3%
RETAIL	10	+30.7%
TELECOM	90	+21.2%
AUTOMOTIVE	110	+11.7%
MEDIA / PUBLISHING	65	-19.1%
OTHERS	158	-4.3%

MEDIASET 2006 IQ | Breakdown by Sector


12.9%
Automotive
39.9%
Grocery
33.5%
Other
Sectors
IQ 2005
3.9%
Finance
9.8%
Telecom
14.1%
Automotive
30.0%
Other
Sectors
39.7%
Grocery
IQ 2006
4.6%
Finance
11.6%
Telecom




Financials
MEDIASET
2006 IQ Results

MEDIASET GROUP | P&L Highlights

(Euro ml.)	IQ 2005	IQ 2006
Net Consolidated Revenues	910.7	955.2
EBITDA	504.5	483.4
Gain (Losses) from Equity disinvest.	43.1	1.3
EBIT	344.0	265.6
Group Net Profit	198.7	145.1
Final Group Net Financial Position	**417.8**	**(114.9)**

MEDIASET GROUP | P&L Consolidated Results

(Euro ml.)	IQ 2006 Consolidated	IQ 2006 Mediaset	IQ 2006 Telecinco	Consolidation Effects
Net Consolidated Revenues	955.2	728.1	227.8	(0.7)
EBITDA	483.4	339.7	143.7	
margin	***50.6%***	***46.7%***	***63.1%***	
EBIT	265.6	164.0	101.6	
margin	***27.8%***	***22.5%***	***44.6%***	
Net Profit	181.7	108.2	73.3	0.2
T5 Minorities	(36.6)			
Group Net Profit	145.1			


MEDIASET

2006 IQ RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS | P&L Results

(Euro ml.)	IQ 2005	IQ 2006
Net Consolidated Revenues	**697.4**	**728.1**
Personnel Costs	(92.7)	(97.8)
Other Operating Costs	(231.0)	(290.6)
EBITDA	**373.6**	**339.7**
Rights Amortisation	(141.1)	(155.8)
Other Amortisation & Depreciation	(24.8)	(21.3)
Operating Profit	**207.7**	**162.7**
Gain (Losses) from Equity disinvest.	40.9	1.4
EBIT	**248.7**	**164.0**
Financial Income (Losses)	(1.0)	(6.2)
Associates	(1.2)	(0.6)
Pre-Tax Profit	**246.5**	**157.2**
Taxes	(82.3)	(48.8)
NET PROFIT	**164.2**	**108.2**

MEDIASET ITALIAN BUSINESS | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit	*Margins*
FTA TV	676.5	(494.9)	181.7	26.9%
Network Operator	4.7	(11.4)	(6.7)	-
Pay TV	22.8	(31.3)	(8.6)	-
Other Activities	24.1	(27.9)	(3.8)	-
Intra-company Eliminations	*(31.2)*	*31.2*	-	
TOTAL	**728.1**	**(565.5)**	**162.7**	22.3%

MEDIASET ITALIAN BUSINESS | FTA TV

(Euro ml.)	IQ 2005	IQ 2006
Total Net TV Revenues	**659.6**	**676.5**
TV Advertising Revenues	759.4	776.8
Multichannel Adv. Revenues	1.1	1.8
Commissions	(112.9)	(115.7)
Other TV Revenues	12.0	13.6
Total TV Costs	**(442.3)**	**(494.9)**
Personnel	(80.4)	(84.0)
TV Operating Costs	(191.6)	(234.2)
TV Rights Amortisations	(136.9)	(148.7)
Other A&D	(11.0)	(11.0)
Net Intra-company Items	*(22.3)*	*(17.0)*
FTA TV Operating Profit	**217.3**	**181.7**
margin	*32.9%*	*26.9%*

MEDIASET ITALIAN BUSINESS | Network Operator

(Euro ml.)	IQ 2005	IQ 2006
Total Net Revenues	**34.8**	**35.9**
3° Party DVB-T Revenues	4.5	3.8
3° Party DVB-H Revenues	-	-
Other Revenues	1.6	0.9
Net intra-company Items	*28.7*	*31.2*
Total Costs	**(34.0)**	**(42.6)**
Personnel	(8.8)	(8.8)
Other Operating Costs	(17.8)	(25.9)
Other Amortisation & Depreciation	(7.4)	(7.9)
Network Operator Operating Profit	**0.9**	**(6.7)**


Financial
MEDIASET

MEDIASET ITALIAN BUSINESS | Pay TV

	31th December 2005	IQ 2006
"Mediaset Premium" Smart Cards Sold to Retailers	1.438.000	470.000
N° Recharges sold to Retailers	1.282.000	1.146.000
"Cashed in"	63.4 ml Euro	22.4 ml Euro


Financial
MEDIASET

MEDIASET ITALIAN BUSINESS | Pay TV

(Euro ml.)	IQ 2005	IQ 2006
Total Net PPV Revenues	**11.8**	**22.8**
PPV Revenues	7.9	21.2
Advertising Revenues	0.9	1.6
Other Revenues	3.2	-
Commissions	(0.1)	(0.3)
Total PPV Costs	**(23.1)**	**(31.3)**
Personnel	(0.3)	(0.5)
Other Operating Costs	(10.8)	(10.6)
Rights Amortisations and Other *D&A*	(8.2)	(7.3)
Net intra-company items	*(3.8)*	*(12.9)*
PPV Operating Profit	**(11.3)**	**(8.6)**

MEDIASET ITALIAN BUSINESS | Other Activities

(Euro ml.)	IQ 2005	IQ 2006
Total Net Revenues	**19.9**	**24.1**
Thematic Channels	7.7	-
Multimedia	4.7	7.7
Mediashopping	1.2	7.2
Other Non-TV Revenues	6.2	9.2
Total Costs	**(19.0)**	**(27.9)**
Personnel	(3.2)	(4.5)
Other Operating Cost	(10.8)	(19.9)
Right Amortisations	(1.8)	-
Other Amortisations & Depreciations	(0.6)	(2.3)
Net Intra-company Items	*(2.6)*	*(1.3)*
Other Activities Operating Profit	**0.9**	**(3.8)**



MEDIASET ITALIAN BUSINESS | Investments


IQ 2005
6.1
8.9
212.7
ml Euro
197.7
IQ 2006
18.1
73
11.8
174.9
681.7
ml Euro
403.9
TV Rights
PPV Rights
DTT
Technical & Immaterial
Option Rights


Financial
MEDIASET

MEDIASET ITALIAN BUSINESS | Cash Flow Statement

(Euro ml.)	IQ 2005	IQ 2006
Initial Net Financial Position	(182.3)	(713.8)
Free Cash Flow from Core Activities	213.6	76.6
- Cash Flow from Operations	295.1	290.7
- Investments	(212.7)	(681.7)
- Disinvestments	18.8	14.2
- Change in Net Working Capital (CNWC)	112.4	453.4
Equity (Investments)/Disinvest.	47.4	48.4
Free Cash Flow	261.0	125.0
Change in Equity	16.9	23.3
Total Net Cash Flow	277.9	148.3
Final Net Financial Position	95.6	(565.5)




Back Up Slides
MEDIASET
2006 IQ Results
5
TELECINCO

TELECINCO | P&L Results (IAS/IFRS)

(Euro ml.)	IQ 2005	IQ 2006
Net Consolidated Revenues	213.3	227.8
Personnel Costs	(17.4)	(17.9)
Other Operating Costs	(65.1)	(66.2)
EBITDA	130.8	143.7
Amortisation & Depreciation	(37.7)	(42.1)
EBIT	93.1	101.6
Financial Income (Losses)	1.3	2.6
Associates	0.2	0.2
Pre-Tax Profit	94.6	104.4
Taxes	(30.0)	(31.0)
NET PROFIT	64.6	73.3



TELECINCO | Investments (IAS/IFRS)


IQ 2005
0.6
37.9
ml Euro
37.3
IQ 2006
0.9
58.6
ml Euro
57.7
TV Rights
Tangible & Intangible Fixed Assets

TELECINCO | Cash Flow Statement (IAS/IFRS)

(Euro ml.)	IQ 2005	IQ 2006
Initial Net Financial Position	244.3	355.8
Free Cash Flow	78.3	90.4
Cash Flow from Operations	104.0	117.1
Investments	(37.9)	(58.6)
Disinvestments	0.4	0.2
Change in Net Working Capital (CNWC)	11.8	31.7
Equity (Investments)/Disinvest.	(0.5)	(0.1)
Cashed in Dividends	-	0.2
Change in Equity	0.1	4.3
Total Net Cash Flow	77.9	94.8
Final Net Financial Position	322.2	450.6





Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email:
WebSite: www.gruppomediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.




GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET ACQUIRES TECHNOLOGY ASSETS OF EUROPA TV

Mediaset and Europa TV have finalised the agreement announced on 21 December 2005 for the acquisition of the infrastructure and digital frequencies to be entirely dedicated to the new DVBH network to be launched by the summer.

On receipt of the relevant authorisations from the competent bodies, Elettronica Industriale (a wholly-owned subsidiary of Mediaset) purchased the business activity concerning the "plant and broadcast frequencies" of Europa TV at a price of €186.8 million.

Following agreements already in place with Tim, H3G and Vodafone, Mediaset is pursuing contacts with operators in the sector with the aim of providing an open, efficient and varied mobile TV service for all users.

Cologno Monzese, 16 May 2006

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)



Report on Operations in the first quarter of 2006

MEDIASET GROUP

CONTENTS

CORPORATE BOARDS

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Carlo Secchi Attilio Ventura
Executive Committee		Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Control Committee		Luigi Fausti (*Chairman*) Alfredo Messina Carlo Secchi
Remuneration Committee		Bruno Ermolli (*Chairman*) Paolo Andrea Colombo Attilio Ventura
Governance Committee		Attilio Ventura (*Chairman)* Paolo Andrea Colombo Luigi Fausti
Board of Statutory Auditors	**Chairman**	Achille Frattini
	Acting Auditors	Francesco Antonio Giampaolo Riccardo Perotta
	Substitute Auditors	Giancarlo Povoleri Francesco Vittadini
Independent Auditors		Deloitte & Touche S.p.A.

MEDIASET GROUP: FINANCIAL HIGHLIGHTS (*)

Main income statement data

2005 full year			1st quarter 2006		1st quarter 2005	
mio €	%		mio €	%	mio €	%
3,678.0	100%	Consolidated net revenues	955.2	100%	910.7	100%
2,748.1	74.7%	Italy	728.1	76.2%	697.4	76.6%
931.1	25.3%	Spain	227.8	23.8%	213.3	23.4%
1,201.0	100%	Operating profit	264.3	100%	300.9	100%
787.8	65.6%	Italy	162.7	61.6%	207.7	69.0%
413.3	34.4%	Spain	101.6	38.4%	93.1	30.9%
1,244.1	33.8%	EBIT Mediaset Group	265.6	27.8%	344.0	37.8%
1,202.2	32.7%	EBT and minority interests	261.5	27.4%	343.3	37.7%
603.4	16.4%	Mediaset Group net profit	145.1	15.2%	198.7	21.8%

Main balance sheet/financial data

31/12/2005		31/03/2006	31/03/2005
mio €		mio €	mio €
3,237.0	Net invested capital	3,205.0	2,928.3
2,879.0	Total Shareholders' Equity	3,090.1	3,346.1
2,593.9	Group Shareholders' Equity	2,765.9	3,073.7
285.1	Minority Shareholders' Equity	324.2	272.4
(358.0)	Net financial position	(114.9)	417.8
1,606.8	Free cash flow (**)	407.8	399.2
1,145.7	Investments	740.3	250.6
448.8	Dividends paid by Mediaset S.p.A.	-	-
86.0	*Dividends paid by subsidiaries*	-	-

Personnel

2005 full year			1st quarter 2006		1st quarter 2005	
	%			%		%
5,844	100.0%	Mediaset Group employees (end-of-period)	5,856	100.0%	5,697	100.0%
4,671	79.9%	Italy	4,697	80.2%	4,487	78.8%
1,173	20.1%	Spain	1,159	19.8%	1,210	21.2%
5,798	100.0%	Mediaset Group employees (average)	5,847	100.0%	5,689	100.0%
4,613	79.6%	Italy	4,681	80.1%	4,482	78.8%
1,185	20.4%	Spain	1,166	19.9%	1,207	21.2%

Main indicators

2005 full year		1st quarter 2006	1st quarter 2005
32.7%	Operating profit/Net revenues	27.7%	33.0%
28.7%	Italy	22.3%	29.8%
44.4%	Spain	44.6%	43.6%
33.8%	EBIT/Net revenues	27.8%	37.8%
32.7%	EBT and minority interests/Net revenues	27.4%	37.7%
16.4%	Mediaset Group net profit/Net revenues	15.2%	21.8%
0.51	EPS (euro per share)	0.13	0.17
0.51	diluted EPS (euro per share)	0.13	0.17

REPORT ON OPERATIONS IN THE FIRST QUARTER OF 2006

Summary of the Group's results as at March 31st, 2006

Here follows a summary of the main results achieved by the Mediaset Group as at March 31st, 2006 compared to the figures in the same period of 2005:

- **consolidated net revenues** amounted to **EUR 955.2 million**, with a **4.9%** increase;
- **EBIT** amounted to **EUR 265.6 million** and recorded a decrease of EUR 78.4 million compared to the same period of the previous year that, among other things, had benefited from a non recurring income of EUR 43.1 million originated by the sale of a 1.9% stake in Gestevision Telecinco. **EBIT** represented a **27.8%** ratio on net revenues compared to the 37.8% recorded in the same period of 2005; EBITDA, gross of income generated by disposals of equity investments, amounted to 27.7% of net revenues compared to the 33.0% in the first quarter of 2005;
- **Earnings before tax and minority interest** amounted to **EUR 261.5 million** compared to EUR 343.3 million in the first quarter of 2005;
- The **net profit pertaining to Group operations** amounted to **EUR 145.1 million** compared to EUR 198.7 million at March 31st, 2005;
- **Consolidated net financial position** increased from EUR -358.0 million at December 31st, 2005 up to **EUR –114.9 million** at March 31st, 2006 with a EUR 243.1 million free cash flow for the period. More specifically, **free cash flow** from Group's operations, gross of changes related to investments or divestments of equity and own shares, amounted to **EUR 167.0 million**, with a EUR 124.9 million decrease compared to the same period of 2005, mainly due to the outflows recorded in the period as a consequence of the purchase of options agreements on encrypted rights for the 2009/2010 season of some important "Serie A" premier league italian football clubs.

Analysis of results by geographical segments: Italy

- In the first quarter of 2006 **consolidated net revenues** from Group's operations in Italy reached **EUR 728.1 million** with a 4.4% increase over the same period of the previous year.
- **EBIT** totalled **EUR 164.0 million,** decreasing from EUR 248.7 million recorded at March 31st, 2005. This result had already been positively impacted by the above-mentioned capital gains from the sale of a 1.9% stake in Gestevision Telecinco; net of this item, **operating profitability** went down to **22.5%** compared to 35.7% in the first quarter of 2005.

The decrease in operating profit recorded in the first quarter of the year compared to the same period of 2005 is mainly attributable, despite the positive trend recorded by advertising sales, to the large investments in television rights and in-house productions for the generalist free-to-air television channels, which were planned in the first quarter of the year in order to strengthen the programme schedules in the first three months of the year. The decision of strengthening programme schedules was made to prevent a structurally weak market situation from the point of view of advertising sales in the second quarter of 2006. That situation is attributable to

the presence of some events such as Easter Holidays, Italian political elections and, particularly for Mediaset, the World Football Championship broadcasted in June by RAI, that make Mediaset offer less appealing for advertising investors.

For this reason, the more dynamic performances expected in the second part of the year in advertising sales, partly as a consequence of a progressive recover of consumption, should make possible the reach of the economic results expected in the year.

During the first quarter of 2006 the **advertising sales of Publitalia '80 on Mediaset networks** grew by **2.3%**, thus reaching **EUR 776.8 million,** a definitely positive result which was obtained in an advertising market that in the first quarter of 2006 slowed down its performances compared to the same of previous year, particularly in the mass consumption segment which represents a significant share of the television advertising investments.

In the first three months of 2006, audience shares showed an increase in figures referring to the television consumption trends. The total full day **audience share** almost reached ten and a half million of TV viewers, a figure that is growing over the same period of 2005 (+1.7%) recording in March a 2.7% increase.

Mediaset Networks closed the first quarter of 2006 recording a Full Day share of 41.3%, a Day Time share of 41.0% and a Prime Time share of 42.1%.

These audience shares are particularly positive considering that the programme schedules during the entire month of February were dominated by the Winter Olympic Games in Turin broadcasted by RAI networks.

Here follows the results reached by single networks during the period in object:

Share individuals - 1st quarter 2006	24 hours	Prime Time	Day Time 7:00-2:00
5	22.9%	23.9%	22.7%
1	10.4%	10.5%	10.3%
4	8.0%	7.7%	8.0%
MEDIASET	**41.3%**	**42.1%**	**41.0%**

Considering the results obtained in the first three months in the commercial target group going from15 to 64 years, the leadership of Mediaset Networks over RAI was further strengthened.

1st QUARTER 2006: % SHARE TARGET 15-64 years


43.8
40.1
43.7
40.0
44.5
41.9
24 hours
Day Time
Prime Time
Mediaset
RAI



In the first two months of the Spring 2006 television season (from January, 29th to March 3rd, excluding the week of the Sanremo Music Festival), Mediaset recorded a 24 hours audience share of 41.6%, a Day Time share of 41.3% and a Prime Time share of 42.6%. In the same period, Mediaset confirmed its leading position in all the time brackets for the 15-64 year target group .

SPRING 2006: % SHARE TARGET 15-64 years


44.3
39.8
44.2
39.8
44.9
41.2
24 hours
Day Time
Prime Time
Mediaset
RAI

Among the programmes that contributed to the season's primacy of Canale 5 in terms of audience share, it is worth mentioning: *La fattoria* (24.5%), *Grande fratello 6* (31%), *Zelig Circus* (26.9%), *La corrida* (26.8%), *Amici Di Maria De Filippi* (24.1%). As Italia 1 results concern, excellent performances were recorded by new Prime Time productions such as *Il Mercante in fiera* and *Distraction*. Among the movies broadcasted by Rete 4, there were *The Pacemaker*, *The vanishing*, *Minuti contati*, *La prossima vittima*, *Il conte di Montecristo*, which have been watched by over two and a half million TV viewers.

At March 31st, 2006, RTI S.p.A. produced about **50.4%** of the **television programmes** broadcasted by Mediaset Networks. Over the same period of the previous year, a 10% decrease was recorded in the number of titles proposed, in spite of a similar increase (**9.5%**) in **hours of finished product**. This can be explained by the fact that some kinds of television programmes (such as special and short series) were replaced by longer series productions.

Types	Number of in-house productions made								
	1st quarter 2006			1st quarter 2005			% change		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
TV Programmes									
Entertainment	12	19	31	15	21	36	-20.0%	-9.5%	-13.9%
Reality		5	5		5	5	0.0%	0.0%	0.0%
Talk Show		4	4		5	5	0.0%	-20.0%	-20.0%
Arts/Culture	1	19	20	3	21	24	-66.7%	-9.5%	-16.7%
Other news	1	13	14		16	16	0.0%	-18.8%	-12.5%
Promos and Ads		6	6		6	6	0.0%	0.0%	0.0%
News		4	4		4	4	0.0%	0.0%	0.0%
Sport		11	11	1	11	12	-100.0%	0.0%	-8.3%
Games and quiz shows	1	3	4		2	2	0.0%	50.0%	100.0%
Music		3	3	1	5	6	-100.0%	-40.0%	-50.0%
Television selling	1	20	21		20	20	0.0%	0.0%	5.0%
Total TV programmes	**16**	**107**	**123**	**20**	**116**	**136**	**-20.0%**	**-8.0%**	**-10.0%**
Soap operas		2	2		2	2	0.0%	0.0%	0.0%
Long dramas	4		4	2		2	100.0%	0.0%	100.0%
Overall total	**20**	**107**	**127**	**22**	**116**	**138**	**-20.0%**	**-8.0%**	**-10.0%**

Types	Hours of finished product				
	IQ 2006	% on the whole	IQ 2005	% on the whole	% change
Entertainment	463	21.6%	430	22.0%	7.7%
Reality	157	7.3%	120	6.1%	30.8%
Talk show	81	3.8%	87	4.5%	-6.9%
Arts/Culture	315	14.7%	297	15.2%	6.1%
Other news	160	7.5%	161	8.2%	-0.6%
Promos and Ads	13	0.6%	13	0.7%	0.0%
News	475	22.2%	465	23.8%	2.2%
Sport	187	8.7%	141	7.2%	32.6%
Games and quiz shows	153	7.2%	82	4.2%	86.6%
Music	70	3.3%	98	5.0%	-28.6%
Television selling	65	3.0%	57	2.9%	14.0%
Totale	**2,139**	**97.6%**	**1,953**	**97.7%**	**9.5%**
Soap operas	51	2.4%	45	2.3%	13.3%
Totale generale	**2,190**	**100.0%**	**1,998**	**100.0%**	**9.6%**
Long dramas	25	1.2%	30	1.5%	-16.7%

During the first quarter of the year, ***Mediaset Premium*** operations were further consolidated, partly as a consequence of the Pay-per-View offer enrichment (beside the "Serie A" premier league matches of the Italian Football Championship) with movies and reality shows Grande Fratello 24 hours and La Fattoria.

Moreover, about 470,000 prepaid cards and about 1,150,000 scratch cards were sold by different sales channels in the first three months of 2006. These sales generated net income for about EUR 21.2 million. Since last July, when they began to be marketed, a total of about 1.9 million prepaid cards and approximately 2.4 million scratch cards have been sold.

In the period, Medaset also signed agreements for television rights with Milan F.C., Inter F.C., Lazio F.C., Roma F.C. and Livorno F.C. that grant to Mediaset their Pay-per-View television rights for the matches of "Serie A" Italian Football Championship as far as 2007-2008 and 2008-2009 seasons concern, including also an option for the next season. These rights were acquired for all the distribution platforms (excluding UMTS for Lazio F.C., Inter F.C. and Livorno F.C.). Mediaset also granted to itself the option (similarly to the past cases of the satellite rights of Juventus F.C., Inter F.C. and Livorno F.C. sold to SKY) to sell the rights of the broadcasting platforms on which it will not develop its own commercial offer. Through these agreements and the contract already signed with Juventus F.C. in December 2005, Mediaset acquired the necessary rights to enable a Mediaset Premium offer coverage of over 70% of football support team in Italy during the next years.

Analysis of results by geographical segments: Spain

- In the first three months of 2006 the **consolidated net revenues of the Telecinco Group** reached **EUR 227.8 million,** showing a **6.8%** increase over the same period of the previous year.
- The revenue increase, combined with a limited growth of charges, enabled **Telecinco Group** to record an **Operating profit** of **EUR 101.6 million**, with a **9.3%** growth over the same period of 2005 and an increase in operating profitability that went from 43.6% in the first quarter of 2005 up to **44.6%** in the first quarter of 2006.
- **Net profit** amounted to **EUR 73.3 million** with a 13.6% increase over March 2005.

The revenue increase in the quarter was mainly attributable to **gross television advertising sales** by the advertising sale house **Publiespana** that established a record in terms of sales with **EUR 223.6 million,** that is, a **8.2%** growth over the first three months of 2005.

On average, in the first quarter of the year, **Telecinco** recorded lower audience shares than those obtained in the same period of the previous year, mainly as a consequence of the results achieved in the first two months.

TELECINCO	Share Individuals	1st quarter 2006	2005	% change vs. 2005
24 hours		21.0%	22.5%	-1.5%
Prime Time		21.2%	23.5%	-2.3%
Day Time		20.9%	22.0%	-1.1%

Despite that decrease, since March Telecinco has progressively recovered its primacy in terms of audience share, thus confirming Telecinco as the most watched television in Spain in the first four months of the year, both in Prime Time and Full Day, with an audience share of 21.1% and 21.4% respectively, coming before Antena 3 and TVE1, while the new competitor *Quatro* recorded an average Full day share of 5.4% and a Prime Time share of 6.2%.

In the first quarter of 2006 Telecinco consolidated its unchallenged leadership with reference to the commercial target (16-59 years) with a Full Day share of 23.1% and a Prime Time share of 24%.

TELECINCO	Share Commercial Target	1st quarter 2006	2005	% change vs. 2005
24 hours		23.1%	24.8%	-1.7%
Prime Time		24.0%	25.8%	-1.8%
Day Time		22.7%	24.3%	-1.6%

The evolution of Telecinco's audience share was initially impacted by a few new programmes added to the programme schedule. Nevertheless, some of these have progressively become successful, thus contributing to recovery in terms of audience share. This is a restyling action perfectly in line with the contents strategy, which is based on consolidating in-house produced programmes – which went up to 83.5% of the total in the quarter – in preference to the practice of rights purchase.

T5 Programme breakdown (hours)	1st quarter 2006		1st quarter 2005		change	
Film	188	8.7%	223	10.3%	(35)	-15.7%
TV Movies, Short series and Television serials	110	5.1%	95	4.4%	15	15.8%
Cartoons	58	2.7%	64	3.0%	(6)	-9.4%
Total television rights	**356**	**16.5%**	**382**	**17.7%**	**(26)**	**-6.8%**
Games and quiz shows	206	9.5%	164	7.6%	42	25.6%
Sport	19	0.9%	19	0.9%	-	0.0%
Documentaries and others	900	41.7%	972	45.0%	(72)	-7.4%
News	478	22.1%	484	22.4%	(6)	-1.2%
Internal fiction	186	8.6%	120	5.6%	66	55.0%
Other	14	0.6%	19	0.9%	(5)	-26.3%
Total productions	**1,804**	**83.5%**	**1,778**	**82.3%**	**26**	**1.5%**
Total	**2,160**	**100.0%**	**2,160**	**100.0%**	**-**	**0.0%**

Types	Hours of finished product				
	I st quarter 2006	% on the whole	I st quarter 2005	% on the whole	% change
Entertainment and talk shows	623	53.4%	694	56.2%	-10.2%
News	412	35.3%	418	33.8%	-1.4%
Sport	29	2.5%	33	2.7%	-12.1%
Games and quiz shows	58	5.0%	47	3.8%	23.4%
Soap operas and Telenovelas	9	0.8%	24	1.9%	-62.5%
Long dramas	36	3.1%	19	1.5%	89.5%
Total	**1,167**	**100.0%**	**1,235**	**100.0%**	**-5.5%**

Foreseeable developments

- At the end of the first four months of 2006 (01/01-29/04/2006), Mediaset Networks recorded an average 24 hours share of 41.2% and a Prime Time share of 42%. Mediaset outperformed RAI in the commercial target group 15-64 years and Canale 5 did better than RAI 1 in all time brackets.

- On average, in the first four months of the year, Telecinco confirmed itself as the most watched television channel in Spain both in Day Time and Prime Time with audience shares of 21.1% and 21.4% respectively, outperforming Antena 3 and TVE1, while the new competitor Quatro achieved an average Full Day share of 5.4% and a Prime Time share of 6.2%.

- For the remaining part of the year, considering that television costs are evolving in line with objectives, there are still uncertainties about the evolution of advertising sales both in Italy and Spain. The expectations for an increase of italian market consumption in the next months should favour a growth of advertising sales in the second half of the year, creating the basis for a level of consolidated operating profit from the Group's ordinary activities higher than that recorded in 2005.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

(amounts in EUR millions)

	31/3/2006	31/12/2005
ASSETS		
Non current assets		
Property, plant and equipment	384.1	381.6
Television rights	2,570.6	2,078.7
Goodwill	368.7	368.8
Other intangible assets	486.6	463.3
Investments in associates	28.5	28.9
Other financial assets	106.8	189.9
Deferred tax assets	324.1	281.4
TOTAL NON CURRENT ASSETS	**4,269.4**	**3,792.5**
Current assets		
Inventories	28.2	25.5
Trade receivables	993.1	1,012.7
Other receivables and current assets	328.8	346.4
Current financial assets	43.3	53.7
Cash and cash equivalents	528.4	498.1
TOTAL CURRENT ASSETS	**1,921.8**	**1,936.3**
Non current assets held for sale	-	18.0
TOTAL ASSETS	**6,191.2**	**5,746.8**

Consolidated balance sheet

(amounts in EUR million)

	31/3/2006	31/12/2005
SHAREHOLDERS' EQUITY AND LIABILITIES		
Share capital and reserves		
Share capital	614.2	614.2
Share premium reserve	275.2	275.2
Treasury shares	(418.2)	(450.7)
Other reserves	551.1	547.3
Valuation reserve	(3.0)	6.5
Retained earnings	1,601.5	997.9
Net profit for the period	145.1	603.4
Group Shareholders' Equity	**2,765.9**	**2,593.9**
Minority interests in net profit	36.6	144.1
Minority interests in share capital, reserves and retained earnings	287.6	141.0
Minority interests	**324.2**	**285.1**
TOTAL SHAREHOLDERS' EQUITY	**3,090.1**	**2,879.0**
Non current liabilities		
Post-employment benefit plans	133.0	132.0
Deferred tax liabilities	111.0	118.3
Financial liabilities and payables	241.0	243.0
Provisions for non current risks and charges	47.9	47.3
TOTAL NON CURRENT LIABILITIES	**532.9**	**540.6**
Current liabilities		
Financial payables	475.5	729.7
Trade and other payables	1,576.8	1,226.3
Provisions for current risks and charges	123.1	149.1
Current tax liabilities	208.0	73.5
Other financial liabilities	17.4	8.9
Other current liabilities	167.4	138.3
TOTAL CURRENT LIABILITIES	**2,568.2**	**2,325.7**
Liabilities related to non current assets held for sale	**-**	**1.5**
TOTAL LIABILITIES	**3,101.1**	**2,867.8**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**6,191.2**	**5,746.8**


MEDIASET

Consolidated income statement

(amounts in EUR million)

	1st quarter 2006	1st quarter 2005
Sales of goods and services	948.4	904.0
Other revenues and income	6.8	6.7
TOTAL NET CONSOLIDATED REVENUES	**955.2**	**910.7**
Personnel expenses	115.7	110.1
Purchases, services, other costs	356.1	296.1
Amortisation, depreciation and write-downs	219.1	203.6
Impairment losses and reversal of impairment on fixed assets	-	-
TOTAL COSTS	**690.9**	**609.8**
Gains/(Losses) from disposal of equity investments	1.3	43.1
EBIT	**265.6**	**344.0**
Financial losses	(21.1)	(4.8)
Financial income	17.4	5.1
Income/(expenses) from equity investments	(0.4)	(1.0)
EBT	**261.5**	**343.3**
Income taxes	79.8	112.3
NET PROFIT FROM CONTINUING OPERATIONS	**181.7**	**231.0**
Net Gains/(Losses) from discontinued operations	-	-
NET PROFIT FOR THE PERIOD	**181.7**	**231.0**
Attributable to:		
- Equity shareholders of the parent company	145.1	198.7
- Minority Interests	36.6	32.3
Earnings per share		
- Basic	0.13	0.17
- Diluted	0.13	0.17



Statement of changes in shareholders' equity

(amounts in EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 31 December 2004	**614.2**	**739.7**	**125.2**	**(17.3)**	**2.4**	**851.5**	**549.6**	**2,865.3**	**231.1**	**3,096.4**
IAS 39 first adoption effect on opening balance	-	-	-	-	(6.8)	3.0	-	(3.8)	-	(3.8)
Allocation of the parent company's 2004 net profit	-	-	27.8	-	-	521.8	(549.6)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	-	-	-	-	-
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	-	-
Reserve establishment for unrealised foreign exchange gains	-	-	4.3	-		(4.3)	-	-	-	-
Stock Option plan valuation	-	-	-		1.2	-	-	1.2	-	1.2
(Purchase)/sale of treasury shares	-	-	-	15.1	-	-	-	15.1	-	15.1
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	1.7	-	-	-	-	1.7	-	1.7
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	(6.4)	-	-	(6.4)	-	(6.4)
Financial asset valuation credited/(charged) to Equity	-	-	-	-	1.8	-	-	1.8	-	1.8
Effects of the changes of in accounting policies	-	-	-	-	-	-	-	-	-	-
Other changes	-	-	-	-	-	0.1	-	0.1	9.0	9.1
Profit/(loss) for the period	-	-	-	-	-	-	198.7	198.7	32.3	231.0
Balance at 31 March 2005	**614.2**	**739.7**	**159.0**	**(2.2)**	**(7.8)**	**1,372.1**	**198.7**	**3,073.7**	**272.4**	**3,346.1**
Balance at 31 December 2005	**614.2**	**275.2**	**547.3**	**(450.7)**	**6.5**	**997.9**	**603.4**	**2,593.9**	**285.1**	**2,879.0**
Allocation of the parent company's 2005 net profit	-	-	-	-	-	603.4	(603.4)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	-	-	-	-	-
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	-	-
Reserve establishment for unrealised foreign exchange gains	-	-	-	-	-	-	-	-	-	-
Stock Option plan valuation	-	-	8.3	-	(7.1)	-	-	1.2	0.2	1.4
(Purchase)/sale of treasury shares	-	-	-	32.5	-	-	-	32.5	1.9	34.4
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	(4.5)	-	-	-	-	(4.5)	0.2	(4.3)
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	0.1	-	-	0.1	-	0.1
Financial asset valuation credited/(charged) to Equity	-	-	-	-	(2.5)	-	-	(2.5)		(2.5)
Effects of the changes of in accounting policies	-	-	-	-	-	-	-	-	-	-
Unrealised foreign exchange gains adjustments	-	-	-	-	-	-	-		-	
Other changes	-	-	-	-	-	0.2	-	0.2	0.2	0.4
Profit/(loss) for the year	-	-	-	-	-	-	145.1	145.1	36.6	181.7
Balance at 31 March 2006	**614.2**	**275.2**	**551.1**	**(418.2)**	**(3.0)**	**1,601.5**	**145.1**	**2,765.9**	**324.2**	**3,090.1**


MEDIASET

Consolidated cash flow statement

(amounts in EUR million)

	1st quarter 2006	1st quarter 2005
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	**263.8**	**299.8**
+ Depreciation and amortisation	219.2	203.7
+ Other provisions and non-cash movements	-	0.8
+ Change in working capital	406.3	5.8
- Interests paid/received	(0.8)	2.0
- Income tax paid	1.4	0.2
Net cash flow from operating activities [A]	**889.9**	**512.3**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	8.6	1.8
Proceeds from the sale of equity investments	48.4	76.6
Interests and other financial income received	(0.1)	2.6
Purchases in television rights	(636.5)	(235.0)
Changes in advances for television rights	3.0	(15.2)
Purchases of other fixed assets	(103.8)	(15.6)
Equity investments	(0.1)	(0.3)
Changes in other financial assets	43.9	12.1
Loans to other companies (granted)/repaid	-	(29.3)
Dividends received	0.2	-
Net cash flow from investing activities [B]	**(636.4)**	**(202.3)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	27.6	17.0
Changes in financial liabilities	(246.9)	(46.4)
Dividends paid	-	-
Changes in other financial assets/liabilities	(1.5)	(6.4)
Interests (paid)/received	(2.4)	1.4
Net cash flow from financing activities [C]	**(223.2)**	**(34.4)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**30.3**	**275.6**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**498.1**	**293.7**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**528.4**	**569.3**

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS AT MARCH 31ST, 2006

1. Drafting criteria

The consolidated Report on Operations of the Mediaset Group in the first quarter of 2006 was drafted in compliance with the same accounting standards and valuation criteria used to prepare the consolidated financial statements as at December 31st, 2005.

The structure and the contents of the mandatory financial statements included in this Report on Operations are in line with those adopted for the Annual Report whereas the explanatory notes were drafted in compliance with the minimum information required as per the international accounting standard IAS 34 "Interim financial reporting", as established by CONSOB with reference to interim reports in article 82 of the Broadcasters Regulations. The information presented in this Report on Operations cannot therefore be compared to that of complete financial statements drafted in compliance with IAS 1.

More specifically, this Report on Operation includes the mandatory consolidated financial statements (income statement, balance sheet, statement of changes in shareholders' equity, and cash flow statement) complemented by explanatory notes mainly referring to segment reporting in compliance with IAS 14.

It should be noted that, in order to guarantee comparability with the valuation criteria adopted for some of the items in the latest annual report, the income statement and balance sheet figures of the first quarter of 2005 were reviewed or reclassified compared to those presented for the publication of the Report on Operations in the first quarter of 2005.

More specifically, the adoption by the Mediaset Group as at December 31st, 2005, of the option (introduced after the changes made to IAS 19 in November 2005) that permit to book actuarial profit and loss directly in shareholders' equity and liabilities – in the framework of the actuarial assessment of Defined Benefit Plans – caused the Employee Termination Benefit (TFR) to be recalculated so, as a result, consolidated shareholders' equity as at March 31st, 2005 recorded a EUR 11.4 million decrease.

Furthermore, some of the Income Statement items in the first quarter of 2005 were reclassified, mainly the items referring to certain recovered costs which were directly deducted from personnel expenses and services and the inclusion in other personnel expenses of costs which were previously recorded in services. Lastly, as already pointed out in the 2005 Half-Year Report, revenues and costs were reclassified in order to show the net income arising from the sale of ADSL platform exploitation rights referring to encrypted television rights which took place in the first quarter of 2005.

All these reclassifications had no impact on Operating profit, Net profit and consolidated Shareholders' equity in the first quarter of 2005.

Values of items in the consolidated financial statements, considering their significance, are expressed in EUR millions.

The Report on Operations in the first quarter of 2006 is not certified by Independent Auditors.


MEDIASET

2. Main corporate operations and equity investments in the quarter

On **February 3rd, 2006**, Mediaset Spa sold its 2.73% stake in Hopa to Fingruppo for a EUR 45.8 million value, exercising on January 11th, 2006 the put option that had been established in Hopa's purchase agreements signed in December 2002 with Fingruppo (Hopa's parent company).

On **March 16th, 2006,** after the Italian Ministry of Communications granted Elettronica Industriale S.p.A. a license as network operator, RTI S.p.A. transferred the business unit dealing with digital terrestrial networks to its subsidiary Elettronica Industriale S.p.A..

On **March 22nd, 2006**, Mediaset Investimenti S.p.A., an Italian company 100% owned by Mediaset S.p.A., which holds the controlling stake (50.13% of the share capital) of Gestevision Telecinco, sold 85,000 ordinary shares of Gestevision Telecinco S.A. (representing 0.034% of its share capital) on the market at a price of EUR 20.9724 per share, for a total amount of EUR 1.8 million.

3. Financial and economic results and segment report

The analysis of the income statement and of the consolidated financial and balance sheet situation was also performed – in accordance with that established by IAS 14 on segment reporting – by separately highlighting the contribution to the financial and economic results of the two geographical areas where Mediaset Group operates, Italy and Spain, considered as "primary segment" and by supplying the most important figures required by areas of operations, identified as "secondary segment".

3.1 Economic results

Beside the regularly reported interim results, the income statement also highlights the cost and revenue components of EBIT which are generated by the disposal of consolidated stakes that, due to the kind of operation and the significance of its amount, are to be considered as non recurring. With reference to the period in object, the specified revenues were generated by the disposal of minority interests (1.9% in 2005, 0.03% in 2006) held in the subsidiary company Gestevision Telecinco S.A.

Finally, the economic result of the period is presented net of income taxes according to the criteria specified in IAS 34, using the tax rate that will most likely be applicable at the closing of the current fiscal year.

(amounts in EUR millions)

2005 full year	Mediaset Group: Income statement	1st quarter 2006	1st quarter 2005
3,678.0	**Total consolidated net revenues**	**955.2**	**910.7**
441.0	Personnel expenses	115.7	110.1
1,227.3	Purchases, services, other costs	356.1	296.1
1,668.3	**Operating costs**	**471.8**	**406.2**
2,009.7	**EBITDA**	**483.4**	**504.5**
808.7	Amortisations, depreciation and write-downs	219.1	203.6
1,201.0	**Operating profit**	**264.3**	**300.9**
43.1	Gain/(Losses) from disposal of equity investments	1.3	43.1
1,244.1	**EBIT**	**265.6**	**344.0**
1.9	Financial income/(losses)	(3.7)	0.3
(43.8)	Income/(expenses) from equity investments	(0.4)	(1.0)
1,202.2	**EBT**	**261.5**	**343.3**
(454.6)	Income taxes	(79.8)	(112.3)
747.6	**Net profit from continuing operations**	**181.7**	**231.0**
-	Net profit from discontinued operations	-	-
(144.2)	Minority interests in net profit	(36.6)	(32.3)
603.4	**Mediaset Group net profit**	**145.1**	**198.7**

Here follows an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

2005 full year		1st quarter 2006	1st quarter 2005
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
45.4%	Operating costs	49.4%	44.6%
54.6%	EBITDA	50.6%	55.4%
22.0%	Amortisation, depreciation and write-downs	22.9%	22.4%
32.7%	**Operating profit**	**27.7%**	**33.0%**
33.8%	**EBIT**	**27.8%**	**37.8%**
32.7%	**EBT**	**27.4%**	**37.7%**
16.4%	**Mediaset Group net profit**	**15.2%**	**21.8%**
37.8%	Tax rate (EBT %)	30.5%	32.7%

More specifically, it should be noted that, due to the seasonal qualification of the Group's core business, considering that most advertising revenues are concentrated in the first part of the year, the Group's profitability in the two areas of operation at March 31st is not necessarily predicting the expected profitability on a yearly basis, as also demonstrated by the performances recorded in the previous year.



Analysis of results by geographical segment: Italy

Here follows the summary of the Income Statement of the Mediaset Group, related to Italian operations:

(amounts in EUR millions)

Italy: Income statement			
2005 full year		1st quarter 2006	1st quarter 2005
2,748.1	**Total consolidated net revenues**	**728.1**	**697.4**
365.9	Personnel expenses	97.8	92.7
947.5	Purchases, services, other costs	290.6	231.0
1,313.4	**Operating costs**	**388.4**	**323.8**
1,434.7	**EBITDA**	**339.7**	**373.6**
646.9	Amortisation, depreciation and write-downs	177.1	165.9
787.8	**Operating profit**	**162.7**	**207.7**
40.9	Gain/(Losses) from disposal of equity investments	1.4	40.9
828.7	**EBIT**	**164.0**	**248.7**
(3.9)	Financial income/(losses)	(6.2)	(1.0)
(46.2)	Income/(expenses) from equity investments	(0.6)	(1.2)
778.6	**EBT**	**157.2**	**246.5**
(323.5)	Income taxes	(48.8)	(82.3)
455.1	**Net profit from continuing operations**	**108.5**	**164.2**
-	Net profit from discontinued operations	-	-
(0.2)	Minority interests in net profit	(0.2)	-
454.8	**Net profit**	**108.2**	**164.2**

The table below shows the percentage on consolidated net revenues of some key Income Statement components.

2005 full year		1st quarter 2006	1st quarter 2005
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
47.8%	Operating costs	53.3%	46.4%
52.2%	EBITDA	46.7%	53.6%
23.5%	Amortisation, depreciation and write-downs	24.3%	23.8%
28.7%	**Operating profit**	**22.3%**	**29.8%**
30.2%	**EBIT**	**22.5%**	**35.7%**
28.3%	**EBT**	**21.6%**	**35.3%**
16.5%	**Net profit**	**14.9%**	**23.5%**
41.5%	Tax rate (EBT %)	31.0%	33.4%

Here follows a description of the contribution to EBIT of Italian operations in the in the ***areas of operation*** that have been identified, in accordance to IAS 14, considering their importance and the organisation and business structure of the Group.

It should be noted that, compared to the area of operation presented in 2005, since the beginning of the present year, *Network operator* activities have been separated from television operations in which they were previously included, considering the increasing importance of this business which is also reflected in the Group's organisation after Elettronica Industriale's success in obtaining a license as network operator.

Therefore the areas of operation identified are:

- ***Free to Air*** *commercial television:* the Group's traditional core business, includes the operations related to advertising sales and programme scheduling for the three nationwide networks currently broadcasted analogically and the operations linked to non-encrypted own channels broadcasted by means of digital terrestrial technologies;
- ***Network Operator***: these operations are related to the management of an analogue broadcasting network for non-encrypted own channels and the development/management of digital terrestrial broadcasting platforms, including the network which will be implemented during 2006 in order to support the offer of a digital terrestrial television reserved to mobile phones (DVB-H). These platforms will also host other competitors' content broadcasting;
- ***Pay per View*** television operations, relating to *Mediaset Premium* launched at the beginning of 2005;
- ***Other ancillary areas of operation*** serving and relating to the core business activity (*new media*, non television advertising concessions, *teleshopping*).

(amounts in EUR millions)

Revenues and profits	FREE TO AIR TV		Ntw Operator		Pay per View		Other		ITALY	
Italy - business segments breakdown	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Revenues	676.5	659.6	4.7	6.1	22.8	11.8	24.1	19.9	728.1	697.4
Total Revenues %	92.9%	94.6%	0.6%	0.9%	3.1%	1.7%	3.3%	2.9%	100.0%	100.0%
Inter-segment revenues			31.2	28.7						
Operating costs towards third parties	318.2	272.1	34.7	26.5	11.2	11.1	24.3	14.0	388.4	323.8
Inter-segment operating costs	17.0	22.3			12.9	3.8	1.3	2.6		
EBITDA	**341.3**	**365.2**	**1.2**	**8.3**	**(1.3)**	**(3.1)**	**(1.5)**	**3.3**	**339.7**	**373.6**
Amortisation, depreciation and write-downs	159.7	147.9	7.9	7.4	7.3	8.2	2.3	2.4	177.1	165.9
EBIT	**181.7**	**217.3**	**(6.7)**	**0.9**	**(8.6)**	**(11.3)**	**(3.8)**	**0.9**	**162.7**	**207.7**
Revenues %	***26.9%***	***32.9%***	***-18.7%***	***2.6%***	***-37.7%***	***-95.8%***	***-15.8%***	***4.5%***	***22.3%***	***29.8%***

Consolidated net revenues from Italian operations recorded a EUR 30.7 million increase in the first quarter of 2006 over the same period of the previous year. This change is attributable not only to increased revenues from television advertising sales, but also from digital pay-per-view television operations, as shown in the following table:

(amounts in EUR millions)

Year 2005	Italy consolidated revenues - business segments breakdown	1st quarter 2006	1st quarter 2005	Growth	
2,955.9	Mediaset Networks gross advertising revenues	776.8	759.4	17.4	2.3%
6.2	Digital Networks gross revenues	1.8	1.1	0.7	63.6%
63.3	Other television revenues	13.6	12.0	1.6	13.3%
(439.8)	Agency discounts	(115.7)	(112.9)	(2.8)	0.0%
2,585.6	**Total revenues Free to air TV**	**676.5**	**659.6**	**16.9**	**2.6%**
25.8	**Network Operator**	**4.7**	**6.1**	**(1.4)**	**-23.0%**
44.2	**Pay per View**	**22.8**	**11.8**	**11.0**	**93.2%**
92.5	**Net revenues from non television operations**	**24.1**	**19.9**	**4.2**	**21.1%**
2,748.1	**TOTAL ITALY NET CONSOLIDATED REVENUES**	**728.1**	**697.4**	**30.7**	**4.4%**

More specifically, the growth of revenues from ***free to air*** television operations is mainly attributable to increased gross ***advertising revenues*** from **Mediaset networks,** totalling an increase of EUR 17.4 million, **2.3%** up on the same period of the previous year;

As far as **Pay per View** television operations concern, the launch of Mediaset Premium offer at the beginning of the past year generated revenues of EUR 21.1 million from the sale of prepaid and scratch cards against EUR 7.9 million in the first quarter of 2005. It should be noted that the

amounts generated by the sale of prepaid and scratch cards by card re-seller (and similarly its industrial and distribution costs) for pay per view events were booked according to the period of residual validity of the prepaid and scratch cards sold.

In the same period of the previous year, EUR 3.7 million net revenues (relating to the sale of ADSL exploitation right of television rights of the football matches in the second part of 2005 Italian Football Championship and the 2005-2006 season) were also booked .

The increase in ***net revenues from non television operations*** was generated by teleshopping and advertising sales relating to media other than television, since - starting from January 1st, 2006 – revenues arising from the supply of thematic channels to SKY were reduced to zero due to the renegotiation of the agreement with the same company.

	1Q 06	1Q05	Growth €ml	% Growth
Operating costs	**388.4**	323.8	64.6	20.0%
Personnel expenses	**97.8**	92.7	5.1	5.5%
Purchases, services, other costs	**290.6**	231.0	59.6	25.8%

The **operating costs** of domestic operations showed an increase of EUR 64.6 million over the same period of the previous year. The main items of operating costs are personnel expenses and purchases, services and other costs, which are detailed below.

The change in **personnel expenses**, equal to EUR 5.1 million compared to the first quarter of 2005, is mainly due to the increase in average workforce (as shown in the tables below) resulting from both the increased production volume required by television operations, the increased costs drained by the structure dedicated to pay per view television operations and the addition of 115 employees after the acquisition of the operations of the HSE Group in the second half of 2005.

31/12/2005	**Number of employees (including temporary staff)**	**31/03/2006**	**31/03/2005**
323	Managers	327	311
364	Journalists	370	345
722	Middle managers	720	680
3,262	Office workers	3,280	3,151
4,671	**Total**	**4,697**	**4,487**

2005 full year	Average workforce (including temporary staff)	1st quarter 2006	1st quarter 2005
322	Managers	324	311
354	Journalists	367	341
703	Middle managers	718	680
3,234	Office workers	3,272	3,150
4,613	**Total**	**4,681**	**4,482**

Totally, **purchases, services and other costs** showed an increase of EUR 59.6 million in the first quarter of 2006 over the same period of the previous year. EUR 42.7 million of this variation is attributable to the increase in the **operating costs of Free To Air television operations,** mainly caused by the significantly increased volume in television productions necessary for complying with the programme schedules requirements of the three networks in the first part of the year compared to the same period of the previous year.

Overall *television costs,* including those elements relating to personnel expenses and amortisation, depreciation and write-downs of television rights and other fixed assets, showed a 11.9% increase over the same period of the previous year, much higher than the average trend of the past seasons and than the percentage expected on a yearly basis. This was due to a pre-emption of about two weeks of programme scheduling and to the costs generated by events such as the production of "Serie A" program on Sundays and the reality shows Grande Fratello and La Fattoria which were not included in the schedules of the same period of 2005.

EUR 7.9 million of the residual change is due to non-recurring costs for the corporate reorganisation linked to the transfer within the group of network operator activities from RTI S.p.A. to Elettronica Industriale S.p.A. and to the start-up of TV sales operations mainly performed through *Mediashopping* channel broadcast on digital terrestrial television.

	1Q 06	1Q05	Growth €ml	% Growth
Amortisation, depreciation and write-downs	**177.1**	165.9	11.2	6.8%
TV rights amortisation	**155.8**	141.1	14.7	10.4%
Other amortisation, depreciation and write-downs	**21.3**	24.8	-3.5	-14.1%

The main amortisation, depreciation and write-downs of television rights refer to the free to air and encrypted television rights of the reality shows which were not included in the schedules of the first quarter of 2005 and to the rights of the sports events, entertainment programmes and movies broadcasted on Mediaset Premium.

Analysis of results by geographical segment: Spain

Here follows the income statement referring to Spanish operations which correspond to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement

2005 full year		1st quarter 2006	1st quarter 2005
931.1	**Total consolidated net revenues**	**227.8**	**213.3**
75.1	Personnel expenses	17.9	17.4
280.9	Purchases, services, other costs	66.2	65.1
356.0	**Operating costs**	**84.1**	**82.5**
575.1	**EBITDA**	**143.7**	**130.8**
161.8	Amortisation, depreciation and write-downs	42.1	37.7
413.3	**Operating profit**	**101.6**	**93.1**
-	Gain/(Losses) from disposal of equity investments	-	-
413.3	**EBIT**	**101.6**	**93.1**
5.8	Financial income/(losses)	2.6	1.3
2.4	Income/(expenses) from equity investments	0.2	0.2
421.5	**EBT**	**104.4**	**94.6**
(131.1)	Income taxes	(31.0)	(30.0)
290.4	**Net profit from continuing operations**	**73.4**	**64.6**
-	Net profit from discontinued operations	-	-
(0.1)	Minority interests in net profit	-	-
290.3	**Net profit**	**73.3**	**64.6**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

2005 full year		1st quarter 2006	1st quarter 2005
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
38.2%	Operating costs	36.9%	38.7%
61.8%	EBITDA	63.1%	61.3%
17.4%	Amortisation, depreciation and write-downs	18.5%	17.7%
44.4%	**EBIT**	**44.6%**	**43.6%**
45.3%	**EBT**	**45.8%**	**44.4%**
31.2%	**Net profit**	**32.2%**	**30.3%**
31.1%	Tax rate (EBT %)	29.7%	31.7%

In the first quarter of 2006, the consolidated net revenues generated by the Telecinco Group increased by EUR 14.5 million over the same period of the previous year.

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

	1st quarter 2006	2005	Growth	
Gross advertising revenues	**223.6**	**206.5**	**17.1**	**8.2%**
Other non television advertising revenues	1.8	1.9	(0.1)	-5.3%
Other non advertising revenues	12.0	13.8	(1.8)	-13.0%
Agency discounts	(9.6)	(8.9)	(0.7)	7.9%
Total Spain consolidated net revenues	**227.8**	**213.3**	**14.5**	**6.8%**

The increase in revenues is mainly due to the performance of ***advertising revenues from television rights*** referring to the sale of advertising space by the advertising sale houses Publiespana and Publimedia as sole agents for Telecinco. More specifically, **Publiespana**'s revenues reached EUR 223.6 million, thus showing an 8.2% increase; in the first quarter, growth totalled 9.4%. These trends reflect the increase in sales generated by special initiatives and a significant growth of the average revenue per contact.

The ratio between the estimated television advertising market share and the audience share went from 1.43 in the first quarter of 2005 up to 1.47 in the first quarter of 2006.

	1Q 06	1Q05	Growth €ml	% Growth
Operating costs	**84.1**	82.5	1.6	1.9%
Personnel expenses	**17.9**	17.4	0.5	2.9%
Purchases, services, other costs	**66.2**	65.1	1.1	1.7%

The **operating costs** of the Telecinco Group showed an increase of EUR 1.6 million over the same period of 2005. The main items in operating costs are personnel expenses and purchases, services and other costs.

Personnel expenses of the companies belonging to the Telecinco Group showed a EUR 0.5 million increase over the same period of the previous year. The tables below show the evolution of personnel in the Telecinco Group in the relevant periods.

31/12/2005	Number of employees (including temporary staff)	31/03/2006	31/03/2005
68	Managers	65	66
110	Journalists	109	107
116	Middle managers	111	119
844	Office workers	841	878
35	Industry workers	33	40
1,173	**Total**	**1,159**	**1,210**

2005 full year	Average workforce (including temporary staff)	1st quarter 2006	1st quarter 2005
67	Managers	65	65
116	Journalists	109	107
119	Middle managers	114	119
845	Office workers	845	875
38	Industry workers	33	41
1,185	**Total**	**1,166**	**1,207**

Overall **costs for purchases, services and other costs** recorded a growth of EUR 1.1 million in the first quarter of 2006 over the same period of the previous year.

For a more precise assessment of the economic trend in the period, it should be noted that the overall costs of the Telecinco Group, including amortisation, depreciation and write-downs, recorded a 4.9% increase in the first quarter of 2006. This increase was partly due to costs for digital terrestrial television operations for an amount of EUR 2.7 million; on a comparative basis, costs increased by 3.2%.

EBITDA recorded an increase of EUR 12.9 million in the first quarter of 2006 over the same period of the previous year; the percentage impact on consolidated net revenues went from 61.3% in the first quarter of 2005 up to 63.1% in the same period of 2006.

In the first quarter of 2006, **EBIT** for the Spanish segment reached EUR 8.5 million, with a percentage impact on net revenues totalling 44.6% compared to 43.6% in the previous year.

Below follows the analysis of the other items of the income statement with reference to the whole Mediaset Group.

	1Q 06	1Q05	Growth €ml	% Growth
Group's EBIT	**265.6**	344.0	-78.4	-22.8%

The decreased **EBIT** in the first quarter of 2006 as well as the other trends previously commented with reference to geographical segments are attributable to the capital gains of EUR 43.1 million recorded in the first quarter of 2005 as a result of the disposal of a 1.9% stake in Telecinco. Operating profitability amounted to 27.8% compared to 37.8% in the first quarter of 2005.

	1Q 06	1Q05	Growth €ml	% Growth
Financial (income)/losses	**-3.7**	0.3	-4.0	n.s.

The negative net balance of financial income is mainly attributable to the increase in the consolidated debt position associated with the amounts paid for the purchase of treasury shares in the last quarter of 2005.

	1Q 06	1Q05	Growth €ml	% Growth
EBT	**261.5**	343.3	-81.8	-23.8%
Tax Rate (%)	*30.5%*	*32.7%*		
Net profit	**145.1**	198.7	-53.6	-27.0%

EBIT is net of estimated income taxes for the period. The *Tax Rate* of the Group (which in the first quarter of 2005 was positively affected by the fact that the capital gains obtained from the disposal of a 1.9% stake held in Gestevision Telecinco were not taxable) shows also in the first quarter of 2006 a lower performance compared to the same ratio estimated on a yearly basis. This is mainly due to the deferred tax assets generated by the redefinition of the tax reference

value for the intangible assets included in the framework of a Group structure and activities reorganisation operation.

	1st quarter 2006	1st quarter 2005
Net profit for the period (millions of euro)	**145.1**	**198.7**
Weighted average number of ordinary shares (without own shares)	1,136,775,801	1,179,675,851
Basic EPS	**0.13**	**0.17**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,865,417	1,179,727,550
Diluted EPS	**0.13**	**0.17**

Diluted earnings per share were calculated by adjusting the average number of floating shares in order to take into consideration the potential effect of dilution deriving from treasury shares intended for Stock Option Plans maturing in the relevant periods.

3.2 Balance sheet and financial position

Here follows the consolidated balance sheet restated with respect to the schemes proposed in the Annual Report statements and presented in a layout highlighting current and non current assets and liabilities.

In this summary table, assets restated at December 31st, 2005 as *non current assets held for sale* are included in their original categories (that is, *television rights, other fixes assets, equity investments* and *other financial assets*).

(amounts in EUR million)

Balance Sheet Summary	31/03/2006	31/12/2005
Television rights	2,570.6	2,086.5
Goodwill	368.7	368.8
Other tangible and intangible non current assets	870.7	853.0
Equity investments and other financial assets	90.0	131.5
Net working capital and other assets/(liabilities)	(562.0)	(70.8)
Post-employment benefit plans	(133.0)	(132.0)
Net invested capital	**3,205.0**	**3,237.0**
Group shareholders' equity	2,765.9	2,593.9
Minority interests	324.2	285.1
TOTAL SHAREHOLDERS' EQUITY	**3,090.1**	**2,879.0**
NET FINANCIAL POSITION	**(114.9)**	**(358.0)**

Below is a summary of the main balance sheet changes which occurred in the first quarter of 2006 with respect to December 31st, 2005.

The increase in ***television rights*** is mainly attributable to the capitalisation of encrypted television rights for about EUR 400 million in the period being analysed, starting from the 2007-2008 and 2008-2009 seasons of "Serie A" Italian football League and referring to Milan F.C., Inter F.C., Lazio F.C., Roma F.C. and Livorno F.C.. Except for Inter F.C. and Livorno F.C. whose satellite rights were sold to Sky Italia, these items include the right of broadcasting for all the main distribution platforms. For some of these rights, Mediaset could sell them to third parties, in case they will not be included in its commercial offer. With reference to the conclusion of these agreements, it should also be noted that rights of first negotiation and pre-emption purchased in 2004 and subsequently booked in *other intangible assets* for an amount of EUR 51.5 million were restated in television rights as ancillary charges to main rights.

The main changes in ***Other fixed assets,*** beside the amortisation, depreciation and write-downs for the period, were due for EUR 73 million to the acquisition of first negotiation and pre-emption rights for the 2009-2010 football season of Milan F.C., Inter F.C., Lazio F.C., Roma F.C. including the already mentioned reclassification for EUR 51.5 million.

The decrease in ***Equity investments and other financial assets*** is attributable to the disposal of the 2.73% stake held in Hopa S.p.A. after exercising the put option which was granted by Fingruppo when this stake was originally bought, and to the disposal of interests held by Mediaset S.p.A. in an investment trust managed by ABS Finance Fund, an open-end investment company.

The change in ***Working capital and other assets and liabilities*** is mainly attributable to the increase in trade payables resulting from the previously illustrated investments for the period, EUR 400 million of which related to multiyear encrypted rights.

The changes in ***Shareholders' equity*** already shown in the related *Statement of Changes* are mainly attributable not only to the net profit of the period, but also to the increase of EUR 29.6 million as a result of the sale of treasury shares related to Stock Option Plans, the changes in provisions for cash flow hedges and the use of the provision which includes the cost of Stock Option Plans regarding the amount accrued starting from the year in which those shares were assigned.

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the concerned periods. It should be noted that the balance sheet situation regarding Italian operations includes – under the ***Equity investments and other financial assets*** item - the book value of the stake (equal to 50.4% at March 31st, 2006) held by Mediaset Investimenti S.p.A. in Gestevision Telecinco, which is eliminated at the end of the consolidation process.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown	**Italy**		**Spain**	
	31/03/2006	**31/12/2005**	**31/03/2006**	**31/12/2005**
Television rights	2,379.8	1,913.2	190.8	173.3
Goodwill	15.2	15.0	-	-
Other tangible and intangible non current assets	763.0	732.9	107.6	120.0
Equity investments and other financial assets	661.1	703.1	6.0	5.8
Net working capital and other assets/(liabilities)	(456.0)	13.2	(105.9)	(83.8)
Post-employment benefit plans	(133.0)	(132.0)	-	-
Net invested capital	**3,230.1**	**3,245.4**	**198.6**	**215.3**
Group shareholders' equity	2,662.9	2,530.0	648.7	570.7
Minority interests	1.7	1.6	0.5	0.4
Total Shareholders' equity	**2,664.6**	**2,531.6**	**649.2**	**571.1**
Net financial position	**(565.5)**	**(713.8)**	**450.6**	**355.8**

The table below shows a summary of the balance sheet situation of the Group as at March 31st, 2006 highlighting the effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 31 March 2006	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Television rights	2,379.8	190.8	-	2,570.6
Goodwill	15.2	-	353.5	368.7
Other tangible and intangible non current assets	763.0	107.6	-	870.7
Equity investments and other financial assets	661.1	6.0	(577.1)	90.0
Net working capital and other assets/(liabilities)	(456.0)	(105.9)	-	(562.0)
Post-employment benefit plans	(133.0)	-	-	(133.0)
Net invested capital	**3,230.1**	**198.6**	**(223.7)**	**3,205.0**
Group shareholders' equity	2,662.9	648.7	(545.7)	2,765.9
Minority interests	1.7	0.5	322.0	324.2
Totale Shareholders' equity	**2,664.6**	**649.2**	**(223.7)**	**3,090.1**
Net financial position	**(565.5)**	**450.6**	**-**	**(114.9)**

In accordance with IAS 14, the detail of *operations* and *investments* is set out below with reference to segments of operation in Italy at March 31st, 2006.

(amounts in EUR million)

Summary of main asset items (Italy operation segments breakdown)	Free TV	N.Operator	Pay per View	Other	Total
Television Rights	1,819.3		560.5		**2,379.8**
Goodwill	2.5	6.2		6.5	**15.2**
Other intangible/tangible assets	354.3	292.2	106.7	9.8	**763.0**
Total non current assets	**2,176.1**	**298.4**	**667.2**	**16.3**	**3,158.0**
Trade receivables	769.4	15.5	24.9	15.3	**825.0**
Inventories	19.6	4.3	0.7	1.7	**26.3**
Total operation	**2,965.1**	**318.2**	**692.7**	**33.3**	**4,009.3**

	Free TV	N.Operator	Pay per View	Other	Total
Television rights	174.9		403.9		**578.8**
Other intangible/tangible assets	11.8	18.1	73.0		**102.9**
Total investments	**186.7**	**18.1**	**476.9**	**0.0**	**681.7**

It should be noted that receivables from *Pay per View* operations refer to the sale of broadband encrypted rights and to prepaid and scratch cards that were invoiced at March 31st, but cashed subsequently.

Assets allocated to network operator activities are mainly related to the right of use of frequencies acquired from local operators and from the takeover of HSE operations in the second half of the past year (intended for the creation of two digital multiplexes) as well as to plants and stations of the analogue and digital terrestrial television broadcasting networks. Investments in the period are also related to the development of the coverage of digital multiplexes as well as broadcasting installations and equipment.

At March 31st, 2006, the ***net financial position*** of the Group recorded consolidated net debit position of EUR 114.9 million (EUR 358.0 million at December 31st, 2005) as a result of the net debit position regarding Italian operations, amounting to EUR 565.5 million, and of the net liquid funds of the Telecinco Group, equal to EUR 450.6 million. The table below shows a breakdown of the net financial position at March 31st, 2006 and at December 31st, 2005.

(amounts in EUR millions)

	31/03/2006	31/12/2005
Cash and cash equivalents	528.4	498.1
Current financial assets	41.5	39.0
Securities available for sale	45.3	84.9
TOTAL FINANCIAL ASSETS	**615.2**	**622.0**
Due to banks - non current liabilities	(234.8)	(235.1)
Due to banks - current liabilities	(475.5)	(729.7)
Due to other financial institutions - non current liabilities	(2.4)	(6.4)
Due to other financial institutions - current liabilities	(17.2)	(8.8)
TOTAL FINANCIAL LIABILITIES	**(730.0)**	**(980.0)**
NET FINANCIAL POSITION	**(114.9)**	**(358.0)**

The summary of the cash flow statement by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below.

(amounts in EUR million)

	Mediaset Group		Italy		Spain	
	31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005
Net financial position at the beginning of the year	**(358.0)**	**62.0**	**(713.8)**	**(182.3)**	**355.8**	**244.3**
Free Cash Flow	**167.0**	**291.9**	**76.6**	**213.6**	**90.4**	**78.3**
- Cash Flow from operating activities (*)	407.8	399.2	290.7	295.1	117.1	104.0
- Investments in TV rights	(636.5)	(235.0)	(578.8)	(197.7)	(57.7)	(37.3)
- Other investments	(103.8)	(15.6)	(102.9)	(15.0)	(0.9)	(0.6)
- Disposals	14.4	19.2	14.2	18.8	0.2	0.4
- Net cash outflow arising from business combinations	-	-	-	-	-	-
- Changes in net working capital and other current assets/liabilities	485.1	124.1	453.4	112.4	31.7	11.8
Trading on treasury shares	**27.6**	**17.0**	**23.3**	**16.9**	**4.3**	**0.1**
Cash changes generated by equity investments	**48.3**	**47.0**	**48.4**	**47.4**	**(0.1)**	**(0.5)**
Dividends received	**0.2**	**-**	**-**	**-**	**0.2**	**-**
Dividends paid	**-**	**-**	**-**	**-**	**-**	**-**
Financial Surplus/Deficit	**243.1**	**355.8**	**148.3**	**277.9**	**94.8**	**77.9**
Net financial position at the end of the period	**(114.9)**	**417.8**	**(565.5)**	**95.6**	**450.6**	**322.2**

(*): Net profit +/- minority interests + amortisation +/- net provisions +/- valuation investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's **free cash flow** amounted to **EUR 167.0 million** decreasing by EUR 124.9 million with respect to the same period of 2005.

In Italy the reduction amounted to EUR 137.0 million with an operating cash flow which was substantially unchanged. This decrease was principally attributable to the amounts paid in the first quarter of the year for the acquisition of an option on encrypted rights for the 2009-2010 football season of Milan F.C., Inter F.C., Lazio F.C. and Roma F.C.. In 2006 divestments were related to the disposal of the library of thematic channels as part of the renegotiation of the agreement reached with SKY Italia at the end of 2005 and to the disposal of broadcasting equipments; in the same period of 2006, divestments were also related to the disposal of the ADSL exploit of encrypted rights on some "Serie A" Italian Premier League clubs match.

In Spain, free cash flow amounted to EUR 90.4 million increasing by EUR 12.1 million over the same period of 2005.

In the same period, **equity investments** generated net revenues for EUR 48.3 million mainly related to the sale of the stake held in Hopa; in the same period of the previous year, proceeds of EUR 76.6 million had been derived by the sale of a 1.9% stake in Telecinco, while EUR 29.7 million net expenses regarded the disposal of the stake held by Mediaset in Albacom.

Changes in liquid funds by geographical segment (following a cash flow statement scheme compliant with IAS 7) are detailed in the table below.

The cash flow statement was drafted by applying the indirect method according to which earnings before taxes are rectified by the effect of non-monetary operations, provisions or deferments of previous or future income or payments and revenues or charges related to financial flows deriving from investments or financial transactions. Investments in television rights as well as changes in advances paid for the future purchase of rights were included in investing activities. Income and charges regarding cash flow hedging operations for payments in foreign currencies were stated as the item hedged in the flows deriving from operations. Income and charges regarding medium and long term financing and hedging financial instruments, as well as dividend payouts, were included in financing activities.


MEDIASET

(amounts in EUR million)

Cash flow statement (geographical breakdown)	Italy		Spain	
	1st quarter 2006	1st quarter 2005	1st quarter 2006	1st quarter 2005
CASH FLOW FROM OPERATING ACTIVITIES:				
Operating profit before taxation	**162.0**	**206.6**	**101.8**	**93.2**
+ Depreciation and amortisation	177.1	165.9	42.1	37.8
+ Other provisions and non-cash movements	(0.9)	1.0	0.9	(0.2)
+ Change in working capital	419.7	19.9	(13.4)	(14.1)
- Interest paid/received	(0.8)	2.0	-	-
- Tax paid	(0.2)	-	1.6	0.2
Net cash flow from operating activities[A]	**756.9**	**395.4**	**133.0**	**116.9**
CASH FLOW FROM INVESTING ACTIVITIES:				
Proceeds from the sale of fixed assets	7.8	-	0.8	1.8
Proceeds from the sale of equity investments	48.4	76.6	-	-
Interests and other financial income received	(0.1)	2.6	-	-
Purchases in television rights	(578.8)	(197.7)	(57.7)	(37.3)
Changes in advances for television rights	(7.6)	(10.0)	10.6	(5.2)
Purchases of other fixed assets	(102.9)	(15.0)	(0.9)	(0.6)
Equity investments	-	-	(0.1)	(0.3)
Changes in other financial assets	43.8	-	0.1	12.1
Loans to other companies (granted)/repaid	-	(29.3)	-	-
Dividends received	-	-	0.2	-
Net cash flow from investing activities [B]	**(589.4)**	**(172.8)**	**(47.0)**	**(29.5)**
CASH FLOW FROM FINANCING ACTIVITIES:				
Share capital issues	-	-	-	-
Change in treasury shares	23.3	16.9	4.3	0.1
Changes in financial liabilities	(248.7)	(47.5)	1.8	1.1
Dividends paid	-	-	-	-
Changes in other financial assets/liabilities	(0.8)	(6.4)	(0.7)	-
Interests (paid)/received	(5.3)	(0.1)	2.9	1.5
Net cash flow from financing activities [C]	**(231.5)**	**(37.1)**	**8.3**	**2.7**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(64.0)**	**185.5**	**94.3**	**90.1**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**151.7**	**70.3**	**346.4**	**223.4**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**87.7**	**255.8**	**440.7**	**313.5**


MEDIASET

4. Related parties transaction

The table bellows shows the main investment and economic relationships which took place in the first quarter of 2006 with "*related parties*" in compliance with IAS 24.

	Financial receivables	Trade and other receivables	Trade and other payables	Revenues	Costs	Financial income/(charges)
Parent company						
FININVEST S.P.A.	-	1.9	1.4	0.2	1.3	-
Associated companies						
ALBA SERVIZI AEROTRASPORTI S.P.A.	-	0.0	1.1	0.0	1.5	-
ARNOLDO MONDADORI EDITORE S.P.A.	-	4.2	0.9	5.9	0.6	-
BANCA MEDIOLANUM S.P.A.	-	0.6	0.0	0.4	-	-
IL TEATRO MANZONI S.P.A.	-	0.0	0.0	0.0	0.2	-
MEDIOLANUM VITA S.P.A.	-	-	0.0	-	-	-
MEDUSA FILM S.P.A.	-	0.4	101.0	0.3	-	0.2
MEDUSA CINEMA S.P.A.	-	0.0	-	0.0	-	-
MEDUSA VIDEO S.R.L.	-	0.1	0.2	0.0	0.0	-
MILAN A.C. S.P.A.	-	2.4	225.0	-	2.5	-
MONRADIO S.P.A.	-	0.9	-	1.4	-	-
PAGINE ITALIA S.P.A.	-	1.7	0.2	0.0	0.7	-
SERVIZI MILAN S.R.L.	-	-	0.1	-	0.1	-
QUINTA COMMUNICATION S.A.	-	-	5.3	-	-	-
Other	-	2.1	1.9	1.0	1.3	(0.0)
Total associated company and associated	**-**	**14.4**	**337.0**	**9.3**	**8.2**	**0.2**
Joint control companies						
BOING S.P.A.	-	1.4	2.0	1.2	0.5	(0.0)
FASCINO PROD. E GESTIONE TEATRO	-	0.0	10.1	0.0	20.0	0.0
PRESS TV S.P.A.	-	0.0	0.4	0.0	0.3	-
TITANUS ELIOS S.P.A.	-	-	-	-	0.8	-
MEDIAVIVERE S.R.L.	-	1.1	3.2	0.5	9.9	-
EUROPORTAL JUMPY ESPANA S.A.	-	0.3	0.4	0.1	0.3	0.0
PREMIERE MEGAPLEX S.A.	0.9	0.0	-	0.0	-	0.0
RED DE TELEVISION DIGITAL VALENCIA S.A.	-	-	-	-	-	-
Affiliated companies						
AUDITEL S.R.L.	-	-	-	-	1.4	-
BEIGUA S.R.L.	-	-	-	-	-	-
APROK IMAGEN S.L.	-	0.0	-	-	0.4	-
CANAL FACTORIA DE FICTION S.A.	-	0.3	0.3	0.1	0.1	-
PUBLIECI TELEVISION S.A.	-	0.5	-	0.6	-	-
CONSORZIO CAMPUS MULTIMEDIA	-	0.2	0.0	0.1	0.0	-
Total joint control and affiliates	**0.9**	**3.8**	**16.4**	**2.6**	**33.8**	**0.0**
Other related parties	**-**	**-**	**0.0**	**-**	**0.0**	**-**
TOTAL	**0.9**	**18.2**	**353.4**	**11.9**	**42.0**	**0.2**

The commercial relationships with the companies listed in the table above were subjected to normal market conditions.

It should be noted that revenues from other companies belonging to the Fininvest Group and Mediolanum Group mainly regarded the sale of television advertising spaces.

The relationships included in the item "Other related parties" refer to consulting relationships with the company Sin&rgetica.

It should also be noted that, in the first quarter of 2006, the Mediaset Group purchased television rights from companies belonging to the Fininvest Group for a total amount of EUR 214.9 million. More specifically, these purchases refer for EUR 27.3 million to Medusa Film S.p.A. and for EUR 187.6 million to the broadcasting rights on all distribution platforms of the football matches of the 2007/2008 and 2008/2009 footbal season of "Serie A" Italian premier league of Milan A.C. S.p.A.. In the framework of this agreement, a total amount of EUR 27.0 million refers to first negotiation and pre-emption rights exercise on encrypted rights of Milan F.C. for the 2009/2010 football season. Furthermore, other agreements with Medusa Film

S.p.A. (which had previously been stated as advances on television rights for EUR 13.3 million) became effective during the period and new advances with the same company were paid in for EUR 10.5 million .

As already said in the past consolidated annual report, Mediaset S.p.A. holds a 9.40% share in the capital managed by the ABS Finance Fund, an open-end investment company regulated by Luxembourg law that is 72.93% held by Misa Finance Fund PLC, a company belonging to the Mondadori Group, and by 17.67% by Trefinance S.A., a subsidiary company of Fininvest S.p.A.

5. Subsequent events after March 31st, 2006

On **April 10th, 2006,** the Antitrust Authority granted the Mediaset Group an authorisation to purchase the broadcasting network of Europa TV, which was part of an agreement signed on December 16th, 2005. The television plants and equipments concerned by this transaction will be digitalised and completely dedicated by Mediaset to the new DVB-H network.

On **April 14th, 2006** Mediaset extended the already existing agreement with Messina Calcio to the 2007-2008 football season for the broadcasting rights in Italy of "Serie A" italian Premier League championship matches via digital terrestrial television, cable, ADSL and DVB-H for mobile phone television and signed a new agreement referring to the acquisition of those same rights for the 2008/2009 and 2009/2010 seasons for all the platforms, including satellite, with an option by Mediaset to transfer to third parties these right for the broadcasting platforms on which it would not develop its own commercial offer.

On **April 19th, 2006**, Mediaset and Vodafone Italia reached an agreement according to which Vodafone will use 25% of Mediaset's DVB-H multiplex capacity for a 5 year period. Vodafone Italia will make available all the technological and broadcasting facilities needed to complete the network in order to start the new mobile DTT transmissions using DVB-H technology during 2006.

For the Board of Directors

The Chairman

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
30/05/2006	A	IT0001063210	MEDIASET	AZO	5,000	8.9	44,500	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							44,500		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITA' / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													44.500		

1 Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1

2 Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments.
- A = acquisto / purchase
- V = vendita / sale
- S = sottoscrizione / subscription
- X = scambio / exchange

3 Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)

4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction
- AZO = azioni ordinarie / ordinary shares
- AZP = azioni privilegiate / preference shares
- AZR = azioni di risparmio / saving shares
- QFC = quote di fondi chiusi quotati / units of closed end funds
- EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent or representative of shares
- OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
- * = azione non quotata / * = non listed share

5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01)

6 Indicare l'origine dell'operazione / Indicate the origin of the transaction.
- MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
- MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
- FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
- CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
- MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
- ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
- ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)

7 Indicare la tipologia di operazione / Indicate the type of transaction
- A = acquisto / purchase
- V = vendita / sale
- S = sottoscrizione / subscription
- AL = Altro (dettagliare in nota) / Other (to be specified in the notes)

8 Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument
- W = warrant / warrant
- OBW = obbligazione cum warrant / bond cum warrant
- SD = securitised derivative / securitised derivative
- OPZ = opzione / option
- FUT = future / future contracts
- FW = forward (contratti a termine) / forward contracts
- OS = obbligazione strutturata / structured bond
- SW = swap / swap
- DIR = diritti / rights

9 Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options)
- CE = call European style
- PE = put European style
- CA = call American style
- PA = put American style
- AL = altro (dettagliare in nota) / other (to be specified in the notes)

10 Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy)

11 Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument

12 Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	ADREANI	NOME / FIRST NAME	GIULIANO

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C 1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	MEDIASET

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	ADREANI	NOME / FIRST NAME	GIULIANO

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION	CODICE ISIN / ISIN CODE	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION	NOTE / NOTES
30/05/2006	A	IT0001063210	MEDIASET	AZO	5.000	8,9	44.500	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							44.500		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITA / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													44.500		

1 Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1

2 Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments
- A = acquisto / purchase
- V = vendita / sale
- S = sottoscrizione / subscription
- X = scambio / excange

3 Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)

4 Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction
- AZO = azioni ordinarie / ordinary shares
- AZP = azioni privilegiate / preference shares
- AZR = azioni di risparmio / saving shares
- QFC = quote di fondi chiusi quotati / units of closed-end funds
- EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent or representative of shares
- OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
- - azione non quotata / - = non listed share

5 Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01)

6 Indicare l'origine dell'operazione / Indicate the origin of the transaction.
- MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
- MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
- FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
- CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
- MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option - stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
- ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
- ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)

7 Indicare la tipologia di operazione / Indicate the type of transaction
- A = acquisto / purchase
- V = vendita / sale
- S = sottoscrizione / subscription
- AL = Altro (dettagliare in nota) / Other (to be specified in the notes)

8 Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument
- W = warrant / warrant
- OBW = obbligazione cum warrant / bond cum warrant
- SD = securitised derivative / securitised derivative
- OPZ = opzione / option
- FUT = future / future contracts
- FW = forward (contratti a termine) / forward contracts
- OS = obbligazione strutturata / structured bond
- SW = swap / swap
- DIR = diritti / rights

9 Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options)
- CE = call European style
- PE = put European style
- CA = call American style
- PA = put American style
- AL = altro (dettagliare in nota) / other (to be specified in the notes)

10 Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy)

11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument

12 Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

Notarial register no. 90755 Folder no. 22726

MINUTES OF ORDINARY AND EXTRAORDINARY GENERAL MEETING

ITALIAN REPUBLIC

In the year 2006 (twothousandsix), on the 20th (twentieth) day of the month of April, at 10 (ten) am.

In Cologno Monzese (Milan), via Cinelandia 5.

Before me Guido Roveda, public notary practising in Milan, Milan Register of Notaries, was Mr:

- FEDELE CONFALONIERI, born in Milan, August 6 1937, with elected domicile for professional purposes in Milan, via Paleocapa 3, Chairman of the Board of Directors and legal representative of

"MEDIASET S.P.A."

with head office in Milan, Via Paleocapa 3, paid in share capital of Euro 614,238,333.28 (sixhundredandfourteenmilliontwohundredandthirtyeightthousandthree hundredandthirtythree point twoeight), Milan Company Register number, fiscal code and VAT number 09032310154.

Said person, the personal identity of whom I am certain, took the chair pursuant to article 13 of the bylaws of the general meeting called today, at the appointed place and time, and asked me, public notary, also pursuant to article 13 of the bylaws, to take the minutes.

I accepted and hereby advise that the following took place:

the Chairman first:

- advised the meeting that, pursuant to current legislation, within the term provided, the prescribed documentation had been sent to Consob and Borsa Italiana S.p.a. and that notice had been given of the dates of convocation of the general meeting.

There were no comments on the matter;

- he advised the meeting that the notice of convocation of the general meeting had been published in the Gazzetta Ufficiale della Repubblica Italiana - advertisement sheet no. 63, March 16 2006, notice no. IG-52, as well as in the daily newspapers "Il Sole 24 ore", "Il Giornale", "MF", "Finanza e Mercati" and "Wall Street Journal", with the

following agenda:

Ordinary General Meeting:

A. Balance sheet as of December 31, 2005

1. Approval of the Balance sheet as of December 31, 2005; Board of Directors' Management Report, Independent Auditors' Report and Board of Statutory Auditors' Report; pertinent resolutions

2. Approval of the allocation of operating profit; pertinent resolutions

B. Presentation of the Consolidated Balance Sheet as of December 31, 2005; Reports of the Board of Directors and Independent Auditors

C. Appointment of the new Board of Directors

3. Establishment of the number of Board Directors

4. Establishment of their period in office

5. Establishment of Board Directors' emoluments

6. Appointment of the Board of Directors

7. Appointment of the Chairman of the Board of Directors

D. Proposal to establish a "Stock Option" plan

8. Proposal to establish a "Stock Option" plan in favour of the employees of the company and its subsidiaries; pertinent resolutions

E. Authorisation for the Board of Directors to purchase and sell the company's own shares

9. Authorisation for the Board of Directors to purchase and sell the company's own shares, including for the purposes of "Stock Option" plans; pertinent resolutions

Extraordinary General Meeting:

F. Proposal to amend the company bye-laws

10. Proposal to amend the following articles of the company bye-laws: 11) General Meeting; 17), 19) and 23) Board of Directors; 27) Board of Statutory Auditors; and to introduce a new article 28) Officer responsible for the preparation of corporate accounting documents, also pursuant to the provisions of Law 262, 28 December 2005. Renumbering of the articles in the bye-laws and adoption of the new text in its entirety.

- he advised the meeting that, in addition to the Chairman, the following directors were

also present at the start of the meeting:

- Giuliano Adreani, Managing Director
- Franco Amigoni
- Pasquale Cannatelli
- Paolo Andrea Colombo
- Mauro Crippa
- Marco Giordani
- Alfredo Messina
- Gina Nieri

and standing auditors:

- Achille Frattini, Chairman of the Statutory Board of Auditors
- Francesco Antonio Giampaolo
- Riccardo Perotta

the vice chairman Pier Silvio Berlusconi arrived a few minutes after the start of the meeting and all the other directors had justified their absence;

- he advised the attendees that at first call, on April 19, 2006, the general meeting had been deserted, as indicated in the minutes taken on April 19, 2006, by public notary Giudo Roveda, Milan, and that notice of this was duly published in the daily newspapers "Il Sole 24 Ore", "Il Giornale", "MF" and "Finanza e Mercati" on April 12, 2006;

- he advised the meeting that the folder entitled **"Mediaset Group - 2005 Balance Sheet"** containing:

. the consolidated financial statements as of December 31, 2005, including the directors' management report and the independent auditors' report;

. the board of directors' reports to the general meeting, the statutory auditors' report to the general meeting and all relative documents pursuant to the law, were filed, within the terms provided by the law and regulations in force and as required, with company head office and Borsa Italiana S.p.a.; the originals of said documents are attached to these minutes and an integral and substantial part of same (enclosure -A-);

- he advised the meeting that last March 24, 2006, the **"Annual report of the Board of**

Directors on corporate governance" of Mediaset S.p.a. was filed with the company's head office and Borsa Italiana S.p.a.;

- he advised the attendees that the general meeting was being held at second call as no. 98 shareholders and proxies were in attendance at the start of the meeting (91, in fact, after checking proxies), representing no. 472,244,609 (no. 464,838,257, in fact) ordinary shares or 39.98 (39.35, in fact) % of the no. 1,181,227,564 shares forming the share capital (enclosure -B-);
- he reminded the meeting that advice had been received from brokers regarding the attendance of this general meeting by legitimate subjects, pursuant to current legislation;
- he advised the attendees that the office of the general meeting had been authorised to verify the proxies of those in attendance, pursuant to article 2372 of the Italian civil code and articles 12 and 14 of the company bylaws;
- he also advised the meeting that the eligibility to vote of attendees holding stakes of more than 5% in the share capital had also been verified, pursuant to current legislation on financial companies;
- he advised the general meeting that before each vote he would inform the meeting of the latest attendance figures;
- he then advised attendees that the general meeting, duly convened, had a quorum pursuant to the law and the bylaws to make resolutions regarding the business on the agenda;
- he advised the meeting that for technical and organisational reasons a number of the company's employees and collaborators were in attendance, including the secretary to the board of directors, Ms. Emanuela Bianchi, who would assist him during the meeting;
- he advised the meeting that consent had been given for experts, financial analysts, accredited journalists and the representatives of the independent auditors to follow the meeting, including by means of closed circuit television link;
- he also advised the meeting that, as in previous years, it was being studied by students of the Economics Faculty of the University of Pavia;

- he advised the general meeting that it was being recorded in audio and video form for the sole purpose of facilitating the preparation of the minutes of the meeting and to provide documentary support for the transcription given in these minutes, as indicated in the information document pursuant to article 13 of decree law no. 196/2003 posted at the entrance to the meeting room. He said that same would not be the subject of communication or diffusion and that all the data and audio and video tapes would be filed, together with the documents produced during the general meeting, with the Mediaset S.p.a. corporate affairs office;

The Chairman also advised the meeting:

- that the share capital stood at **Euro 614,238,333.28 (sixhundredandfourteenmillion twohundredandthirtyeightthousandthreehundredandthirtythree point twoeight)**, represented by no. 1,181,227,564 (onebillion onehundredandeightyonemilliontwo hundredandtwentyseventhousandfivehundredand sixtyfour) ordinary shares of par value Euro 0.52 (zeropointfivetwo) each;

- that as a result of share buy-back transactions, approved on April 29, 2005, by resolution of the general assembly, the company currently held no. 43,464,000 own shares, without voting rights, pursuant to article 2357-ter of the Italian civil code;

- that as of the date of the meeting, the subjects which either directly or indirectly held stakes of more than 2% of the subscribed share capital of Mediaset S.p.a., represented by shares with voting rights as stated in the shareholders' register, notices received and other information available, were as follows:

Shareholder	no. shares	%
Silvio Berlusconi		
indirectly through		
- Fininvest S.p.a. (ownership)	419,978,516	35.554
Capital Research and Management Company	89,267,911	7.557

The Chairman advised the meeting that the following documents would be attached to the minutes of the general meeting as an integral and substantial part of same and would be available for consultation by shareholders:

- the list of names of shareholders attending the general meeting on their own behalf or by proxy, complete with all the information required by Consob, with indications of the respective shares lodged;
- the list of names of shareholders voting for, against, abstaining or who left the meeting before a vote, whether by show of hands or electronic means, and the relative number of shares represented on their own behalf and/or by proxy.

The Chairman advised the meeting that said list was not envisaged for the vote to appoint the members of the board of directors which would be secret, as provided by law no. 262/2005 on the protection of savings and the regulation of financial markets.

He also advised the meeting that a summary of comments and speakers, replies and any counter-replies would be contained in the minutes;

- to audit the statutory and consolidated financial statements as of December 31, 2005, auditors Deloitte & Touche S.p.a. employed no. 4,650 hours, for a total consideration, inclusive of the Istat cost of living adjustment, of Euro 417,000.00 (fourhundredand seventeenthousand point zero);
- the Board is not aware of the existence of any shareholders' agreements (article 122 of Decree Law no. 58/98) regarding the exercising of rights embodied in shares or the transfer of same.

The Chairman formally asked those attending the general meeting to state if they could not legitimately vote pursuant to current legislation.

No statements were made.

Before moving on to the items on the agenda, he invited Ms. Emanuela Bianchi to instruct the meeting on the method of voting and advised the attendees that two scrutineers would be appointed.

Ms. Emanuela Bianchi stated that on registration each attendee had received:

a) a voting card if a shareholder;

b) one or more voting cards if representing other shareholders by proxy, with the previously expressed intention of voting differently on behalf of various shareholders.

Each voting card comprised three sheets, each of which was divided into four slips of different colours. The slips on the first two sheets and the first slip on the third sheet

were for voting on the items on the agenda and indicated the respective item and the number of votes. The remaining slips on the third sheet were for any further votes.

Individual shareholders would be identified electronically by means of the bar code on the voting slip.

During the general meeting attendees could leave the meeting room by handing in their voting cards to security staff.

Attendees were advised that if more than one voting card was issued to a single proxy, the procedure would automatically exclude any cards not handed into security staff in the event the proxy left the meeting room after handing in only certain cards.

When attendees returned to the meeting room, their voting cards would be returned to them and the IT system would correctly record the fact that they were "present".

During voting, attendees were instructed that they had to detach the relative slip, express their vote by placing an "x" in the appropriate box under the bar code and then hand in the slip for that vote to the collection staff.

Clearly votes which were marked on cards handed in by shareholders before the start of voting would not be considered valid.

The scrutineers, with the assistance of technical staff, would count the votes using an optical reading system.

Blank and non-voting slips would be considered as "abstentions".

If shareholders who presented blank slips or did not present slips wished to be considered as non-voting rather than as abstaining, they should apply specifically to the chairman for this to be recorded in the minutes.

Attendees were reminded that the voting procedure for resolutions on the items of the agenda would be electronic, while the other votes would be by show of hands or roll call.

In the latter case, shareholders voting against the motion and/or abstaining were reminded that they should give their name, the name of the proxy if any and the number of shares represented on their own behalf and/or by proxy.

Attendees were also reminded that additional voting cards were available if needed.

They were advised that the vote to appoint the members of the board of directors by

means of list vote would be secret, pursuant to Italian law 262/2005, containing "Provisions for the protection of savings and the regulation of financial markets".

With regard to this vote, "Mediaset S.p.a." had engaged "Istifid S.p.a.", the company in charge of the technical management of the general meeting, to count the votes for the appointment of the members of the board of directors.

The procedure was as follows: yellow slip number 6 was for the vote to appoint the members of the board of directors by list vote and contained boxes to tick to express a vote: "List 1", "Abstained", "Against".

The name of the shareholder or proxy was not indicated.

Voters would be invited to express their vote by ticking the appropriate box on the voting slip and placing it in the urn located at the Istifid desk.

Istifid would count the votes in secret, announcing only the result of the vote to the chairman.

The meeting was advised that the documentation produced by Istifid to attach to the minutes would indicate only the results of voting and not an analytical list of subjects and their votes.

Istifid has undertaken to conserve the voting slips and data on individual votes for a period of 3 years from the date of the general meeting and not to hand over or reveal the aforementioned documents and data to any subject, unless requested in writing by the chairman of Mediaset, in the event it becomes necessary to clarify one or more votes in order to uphold the rights of one or more shareholders (for example the right to challenge the resolution of the general meeting).

The Chairman finally advised the meeting that to facilitate voting, pursuant to art. 13 of the bylaws, two scrutineers would be appointed and proposed the appointment of two of the statutory auditors present and specifically Mr. Achille Frattini and Mr. Francesco Antonio Giampaolo.

The Chairman then put the above proposal to the vote by show of hands, informing the meeting that no. 103 shareholders or proxies were in attendance at the start of voting (96, in fact, after checking proxies), representing no. 473,246,109 (465,839,757, in fact) shares or 40.06 (39.44, in fact) % of the share capital (enclosure -C-).

The proposal was unanimously approved.

The Chairman then introduced the business under **letter A** of the agenda: **Balance sheet as of December 31, 2005**

Item 1. **Approval of the Balance sheet as of December 31, 2005; Board of Directors' Management Report, Independent Auditors' Report and Board of Statutory Auditors' Report; pertinent resolutions**

The Chairman first presented the meeting with a detailed report which is attached to these minutes under letter -D-.

The Chairman invited Ms. Emanuela Bianchi to read out the balance sheet as of 31.12.2005, the relative board of directors' management report and the independent auditors' report, at the conclusion of which he invited the chairman of the board of statutory auditors to read out the "Report of the board of statutory auditors to the general meeting convened to approve the balance sheet to December 31, 2005". All these documents are contained in the file "Mediaset Group - Balance Sheet 2005", attached to the minutes under letter -A-.

Shareholder Sergio Zambellini, the holder of no. 100 shares, asked to speak and, in consideration of the fact that the Chairman had already adequately illustrated the management situation and that all the attendees had received a file containing all the aforementioned documents, which were also filed with the company's offices pursuant to the law and published on the corporate website at www.mediaset.it, proposed that the reading out of all the documents contained in the file be waived.

For the same reason he also proposed waiving the reading out of all the other documents contained in the aforementioned file, regarding all the subsequent items on the agendas of both the ordinary and extraordinary meetings.

The proposal was unanimously approved by show of hands.

The Chairman then proposed the following motion regarding **item 1** on the agenda, in line with the motion contained in the board of directors' report to the general meeting.

"The general meeting, having taken note of the reports of the board of statutory auditors and the independent auditors on the 2005 balance sheet,

resolves

to approve the balance sheet as of December 2005, which closed reporting profit for the year of Euro **1,411,777,506.10 (1 billion 411 million 777 thousand 506 point 10)**, and the relative board of directors' management report".

The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.

Shareholder Sergio Zambellini, the holder of no. 100 shares, asked for information on the effects of the Telecinco transfer operation on profit for the year, on forecasts for Telecinco in 2006, on the potential significance of competition from Antena3, on the forecast return on the maxi investment in terrestrial digital television, on how to make preparations to meet the challenge of the third television grouping, on the projects being studied with Telecom, on ROE, on whether the possibility has been considered of creating a reserve for the eventual loss of the trial on television rights and on the reasons behind the decision to postpone the Montecarlo convention.

He was followed by shareholder Mancuso, the holder of no. 100 shares, who with reference to his comments at last year's general meeting asked the board to take action to avoid general meeting congestion of the end of April and to examine the possibility of a year end advance on the dividend.

He also proposed that a form of minor shareholders' club be established and spoke at length both on the political situation after the recent elections, as well as on the content and programmes broadcast on television.

He was followed on behalf of Assogestioni by prof. Niccolò Abriani, whose comments are transcribed and attached to these minutes under letter -E-.

Shareholder Redaelli then spoke, stressing the special attention addressed by the company to small shareholders and his appreciation of the care, clarity and transparency of the balance sheet.

On the content of television programmes, he commented that it would be extremely useful to conduct comparative studies on how certain important services work (justice, healthcare, employment, etc.) both in Italy and abroad.

The questions put by shareholder Rimbotti, which had previously been sent to the office of the chairman, are attached to these minutes under -F-.

Shareholder Roscio, representing no. 1,000 shares on his own behalf and by proxy, expressed his appreciation, as did previous speakers, of the good results achieved by the company and thanked Ms. Bianchi in particular for her efficiency and courtesy. He finally commented on the current political situation, concluding philosophically that all things pass and that we should look ahead.

Finally shareholder Luigi Girelli Consolare, the holder of no. 100 shares, who was attending the general meeting of Mediaset for the first time, asked whether he could consider shares in the company to be a good investment. He said that he had received a favourable impression from the balance sheet and the climate of the general meeting.

He was, however, perplexed about the future of the company in consideration of the current political situation and wondered if there was cause for the shareholders to worry.

He finally asked for a more detailed account of rumours about an understanding with Telecom.

At 11.40 am the session was adjourned to allow the office of the Chairman to prepare answers to the questions put by shareholders.

At 11.59 the session recommenced.

The chairman advised the meeting that no. 478 shareholders and proxies were in attendance, representing no. 526,724,254 shares or 44.59% of the share capital (attachment -G-), and that the general meeting therefore continued to have a quorum.

Chairman Confalonieri gave the following answers to the questions.

To Zambellini:

Regarding the transfer of Telecino

The transfer of Telecino was performed for the purposes of reorganisation, in order to concentrate the stake in Telecinco held by Mediaset in a subsidiary wholly owned by Mediaset. The profit realised was not allocated and the gain had no impact on the consolidated result.

So far as concerns Telecinco profits in 2006, the Chairman said that no guidance could be given as the company is listed on the stock exchange, but that the company was optimistic about the future.

Regarding competition from Antena 3

The Chairman said that the Board had always believed that competition represents a positive value for our companies and that our subsidiary Telecinco was ready to rise to the challenge not only of Antena 3, but also of the new television channels "Cuarta" and "Sexta" authorised by the new Spanish government.

Regarding terrestrial digital television

As a result of agreements with third party telephone and television operators, the Chairman said that the Network Operator would break-even in the current financial year. Economically speaking, pay-to-view had already improved on the business plan and would also break-even during the current year.

Third television grouping

The Chairman said that waiting was the only policy, reminding the meeting that the company had been waiting, resisting and growing stronger for 27 years now.

Joint Venture with Telecom Italia

The Chairman stated once again that there was no merger proposal.

So far as the option was concerned, he said that a call option exists at Euro 3.6 on no. 37,724,204 shares, representing 0.28% of the ordinary share capital of Telecom as of 31.12.2005, to be exercised within December 31, 2007.

At the present time the stock market value of Telecom is well below the exercise price of the option.

No joint ventures of an industrial nature were planned, whereas a commercial agreement was in place for the supply of content and frequencies for the development of DVBH (mobile television).

ROE

The Chairman said that the company had not advised the financial community of this indicator and that it could not therefore be disclosed at the general meeting.

Convention

The convention was not held for organisational reasons and also because it would have fallen very close to the elections. The Chairman said that it had been re-scheduled for November this year.

Regarding the establishment of a reserve in relation to the television rights trial

The Chairman advised the meeting that the proceedings had commenced on October 28, 2005, and were at a preliminary stage.

Mediaset had filed an appearance as plaintiff in the case to allow it to follow the proceedings, participate fully in the cross-examination and assess any eventual damage to the assets of the company.

Based on the charge contained in the notice of conclusion of the preliminary investigation, it appeared in the first instance that Mediaset had suffered damage as a result of the misappropriation which - according to the prosecution - was perpetrated against the company as a result of the alleged inflation of the value of the rights.

It was therefore clear that if the charges against Mediaset were confirmed, it would have no asset-related liabilities versus third parties, but on the contrary could legitimately file for damages as a result of the civil action.

So far as concerns the crime of false accounting, the prosecution alleges that *"in the balance sheets of Mediaset companies for 1996, 1997, 1998 and 1999, untrue facts were stated regarding the method of acquisition (and statement in the balance sheet) of broadcasting rights, the main asset item held by the company"*. According to the prosecution, the false accounting refers to the amortisation of rights acquired in 1994 and 1995, prior to the listing of the company, as well as to the acquisition of rights in 1997-1999 from several suppliers which, according to the prosecution, were allegedly not normal intermediaries, but "fictitious" subjects.

What therefore were the potential equity-related consequences for Mediaset in the event the charges of false accounting were upheld?

So far as concerns the allegations regarding the amortisation in financial years 1996, 1997, 1998, 1999 and 2000 of rights acquired in 1994 and 1995 prior to listing, Mediaset has two levels of protection, deriving on one hand from recourse to the tax amnesty and on the other from the indemnity issued by Fininvest on June 6, 1996.

Any third party liability resting with Mediaset for false accounting, where not covered by the tax amnesty, would be included in the potential liabilities indemnified by Fininvest through the application of the aforementioned guarantee, which was issued

when our company was listed on the stock exchange.

So far as concerns the facts being investigated after 1996, at the time of the meeting the case documents did not provide sufficient material to allow a satisfactory assessment of the charges against Mediaset. The prosecution had not yet defined the amount of the rights acquired from suppliers deemed to be fictitious or whether said amount exceeds the threshold at which false accounting becomes a crime. Nor do there seem to be any indications in the documentation produced such as to allow the amounts disputed to be quantified.

These were the detailed reasons for which an equity reserve had not been established.

To shareholder Mancuso

After explaining that Mediaset had done everything possible to bring the general meeting forward so that it did not contribute to end of month congestion, the Chairman replied to Mancuso that no further improvement was possible.

So far as concerns dividend advances, he said that this was not possible for a company like Mediaset, for which business trends reflect television broadcasting seasons, and that it was therefore advisable to wait for the end of the year.

The Chairman then took note of the complex comments made on the political situation and the content offered by general-interest television.

The Chairman gave a very detailed reply to prof. Abriani, who was attending the general meeting on behalf of Assogestioni for the third consecutive year, demonstrating the attention addressed by the association to the corporate governance of Mediaset. He said it should be remembered that Mediaset is a major contributor to work on the self-disciplinary code and that the Chairman, as representative of Mediaset, played an active role in the work of the committee. Mediaset has always focused great attention on these issues, cultivating a direct relationship over the years with large Italian and international institutional investors, on which it draws to gauge market expectations. Over the last year work continued on this front, with the implementation of a set of measures, especially regarding the convocation of the general meeting and the timescale for lodging shares and presenting lists, with a view to encouraging attendance of the general meeting, in consideration of the time required for technical reasons by

institutional investors and foreign investors in particular. The Chairman said that the company continued to maintain its strong commitment to ensuring that the information published on the corporate website was complete and promptly available. This commitment has grown still stronger following the decision of Fininvest to sell a significant holding on the market during 2005, retaining a stake of only 34% approx. The role played by the market and the size of its stake has increased still further, which is one of the reasons for the decision of Mediaset to set up the remuneration committee and the corporate governance committee starting this year. He said that both these entities would contribute further to demonstrating that the management and decision-making processes were fair and transparent with respect to the market. Mediaset remained firmly convinced of the need to improve controls constantly and align the rules of governance with the highest possible standards, as well as being equally convinced that corporate governance processes should not be an end in themselves or simply formal and communication procedures. He said that the most important issue was that companies were well administered, pursued the corporate mission efficiently and cost-effectively, delivered concrete results and increased shareholder value. He said that corporate governance is one of the many tools available in the process of achieving these results, but it is not the mission of the enterprise.

The Assogestione representative, in addition to his comments of appreciation, also raised a number of critical issues:

- the Chairman said that it was not a problem for the company to provide information about the attendance of the directors and statutory auditors of the meetings of corporate bodies. The members of the corporate bodies attend the meetings and the results delivered demonstrate this.

He said that there was no rule or principle which establishes how many meetings to convene during the year. The board of directors of Mediaset is present and active in every stage of management and at all times, playing an absolutely central role in the management and organisation of Mediaset group. He said that the board, in addition to meetings relating to the approval of the balance sheet and interim situations, met whenever decisions had to be taken on important issues or significant organisational

initiatives. He once again stressed that concrete facts were important, as the results delivered by Mediaset demonstrate. Mediaset is an industrial group which carries on its daily business with customers and suppliers based on careful planning and ongoing work conducted according to the guidelines approved from time to time by the board of directors.

The Chairman said that the vitality of the corporate bodies was demonstrated by the 15 meetings of the board of statutory auditors and the 7 meetings of the internal control committee, which perform an active and concrete role in the company organisation. The Stock Option Committee, however, met only once, but the Chairman said that this was natural and did not raise any serious questions. The share option committee, as approved by the general meeting in previous years, was mandated to implement the stock option plans and this was performed at a single meeting. On fulfilling its duty, there was no more work to perform. The Chairman asked Assogestioni to consider their comments in the real business context. What may be fine for one company doesn't necessarily apply to another, exclusively for organisational and business reasons. Mediaset, the Chairman stressed once again, is an industrial company for which the management of human resources represents a point of qualification of its organisation, also with respect to the competition. From this perspective, the management of resources is a corporate asset which must necessarily be preserved. Mediaset was happy to recognise the need to establish a remuneration committee with its own independent duties; said committee however has the task of providing guidance and advice to the board of directors on a fundamental matter, but one which nevertheless remains the exclusive competence of the board of directors and the entities mandated by it;

- the Chairman said that he believed that the report on corporate governance illustrated the work done by Mediaset in great detail and that it therefore represented a parameter of self-assessment for the board of directors. The establishment of the special committee would be the focus of further work on this issue;

- he said that the presence of 4 extremely authoritative independent directors excluded the possibility of appointing a lead independent director and that the company considered that it had 4 lead independent directors. Clearly, as had happened in the past,

the independent directors would be able to form their own opinions on extremely important questions, also by means of special meetings;

- so far as the secret vote was concerned, the Chairman agreed with the critical comments on the legislation. But he said that the legislation existed and must be observed and that he sincerely did not feel he could give any particular advice to the shareholders. The majority shareholder submitted its list of directors some time ago and he imagined that he would give his vote to it. The Chairman left it up to shareholders to act as they saw fit, in compliance with current legislation;

- on the subject of the offices held in other companies by the members of the board of statutory auditors, the chairman did not think there was any obstacle in the way of the statutory auditors providing this information. Here too however, it was necessary to proceed in an orderly way, in observance of the regulations in force from time to time and on an equal footing with all listed companies, or at least the main ones; in any case Mediaset was convinced that it had always been at the forefront in the provision of transparent and comprehensive information;

- he said that he was slightly surprised at the comments regarding amendments to the bylaws. He thought that an important signal had been given by the introduction at this general meeting of amendments pursuant to the law on savings, particularly with regard to eligibility thresholds for the presentation of lists and the introduction of the officer in charge of preparing corporate accounting documents, as well as the authorisation of the board of directors to introduce amendments to the bylaws in line with legislative provisions without the need to convene the general meeting and incur unnecessary costs for shareholders. He didn't think that many other companies had done as much. The amendments presented to the shareholders pursuant to the provisions of the law were significant amendments when compared to the current provisions of the bylaws. He said that while shareholders have the right to take the decisions, the company sincerely believed that the thresholds currently contemplated were correct and in the interests of all shareholders. The chairman pointed out that the question of the list vote should be assessed in concrete terms; the shareholders of Mediaset had decided to apply a proportional voting list, which is quite different from the block list vote adopted by

other companies. In this context the chairman confirmed that it was reasonable for the board to propose that the shareholders make provision for a threshold (in compliance with the law) of 2.5% for eligibility to present a list, which nevertheless concurs proportionally in the appointment of the directors. From this point of view he said that the company bylaws already permit the application of article 147 ter, clause 4 of the tax consolidation act regarding the designation of at least one independent director.

The Chairman said he would draw the attention of the board of directors to the hope expressed by Assogestione that the opinion of the board of statutory auditors on the appointment of the officer in charge of preparing corporate accounting documents should be mandatory.

The Chairman expressed his thanks for the concrete contribution, which he also appreciated as a demonstration of the attention addressed to the company's work.

To **Rimbotti** regarding long term investments and expenses with regard to terrestrial digital television.

The Chairman replied that in addition to the economic data stated and reported in the management report, the specific information requested regarding Pay TV business investments was reported in note 5 to the Balance Sheet, "Information by sector and area of activity" which, pursuant to IAS 14, gives the main financial and equity data regarding the so-called primary (geographical) and secondary (activities) sectors.

Specifically, the section on information regarding business areas also includes balance sheet data referring to operating activities (fixed assets and working capital) and to the Pay to view investments made in 2004 and 2005.

As reported in this note, total investments in 2005 stand at Euro 134.3m (117.1m in 2004) of which 95.4m (49.7m in 2004) attributable to television rights (Lazio, Siena, Sampdoria for football seasons 2005/2006 and 2006/2007, Juventus for the 2007/2008 and 2008/2009 Championships, entertainment and cinema rights) and 36.5m attributable to the option on rights to Juventus for 2009-2010 and rights of first negotiation/pre-emption for Lazio from 2007.

With reference to advertising and other revenues - coexistence of Publitalia '80 and Promoservice Italia S.r.l.

The Chairman replied that in order to fulfil its duty as exclusive concessionary company for the sale of advertising time in digital television transmissions broadcast by Boing, Mediashopping and Mediaset Premium, Promoservice Italia Srl had provided itself with a dedicated commercial structure which reports directly to the managing director Fabrizio Cerutti.

In its activities to sell advertising on the Boing digital network, Promoservice will also draw on the commercial structure of the company Radio e Reti Srl.

The members of the Board of Directors of Promoservice Italia S.r.l. are:

Sandro Annibali, Chairman, Fabrizio Cerutti, Managing Director, Fulvio Pravadelli, Managing Director, Francesco Falini, Marinella Fantelli, Paolo Pisano, Marco Salvestrini.

The members of the Board of Directors of Publitalia '80 S.p.a. are: Giuliano Adreani, Chairman, Fulvio Pravadelli, Managing Director, Pier Silvio Berlusconi, Pasquale Cannatelli, Lino De Vecchi, Marco Giordani.

With regard to training initiatives for employees: in 2005 the number of hours of training dropped by about 50% against the previous year. Why, if the figures are correct and comparable?

In 2003 the Group reviewed management action addressed to employees, with a redefinition of both content and participation criteria.

In 2004 the new training plan, specifically on management issues, was implemented, involving a large number of people with concurrent projects in all categories (young recruits, middle managers and managers).

This built a broad base of beneficiaries in 2004 from the various training initiatives, allowing more selective action in 2005, which was addressed exclusively to new managers and new middle managers.

The greatest impact of the management training plan was therefore in 2004, which should be considered as an exceptional year for investment in training by the Group.

So far as other forms of training are concerned, the introduction of new delivery methods, such as on-line training using a dedicated platform, had a direct impact in 2005 on the reduced number of classroom hours, in particular regarding languages and

IT procedures, regulations and tools.

Total hours of professional training also fell because courses on new legislation were a significant factor in 2004, particularly as regards law 231/2001 and obligations linked to law 626.

The investment in professional training addressed to new technology and technical advancement was stable, particularly as regards Videotime and Elettronica Industriale.

To Roscio

The Chairman expressed his thanks to the shareholder for his comments on both the company and its corporate affairs staff and shared his confidence in the future.

To Girelli - Consolaro

The Chairman replied that there was always cause for worry, but that this had never prevented the company from planning and achieving growth.

So far as concerns rumours on an agreement between Mediaset and Telecom, the Chairman referred to his reply to shareholder Zambellini.

The Chairman announced that the discussion was closed and invited the shareholders to vote on the proposed resolution as formulated above and to express their vote using **slip no. 1** (pink) of the voting card received on entering.

The Foreign Fund representative, Andrea Banfi, said that he had received no voting instructions for no. 1,187,328 shares, which would therefore be "non voting" shares.

The Chairman advised the meeting that at the start of voting there were no changes in shareholder attendance.

At 12:22 the Chairman called for votes to be cast.

At 12:27 the Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 518,492,415 votes in favour, no. 7,044,511 abstentions and no. 1,187,328 non-voting shares (attachment -H-).

The Chairman then introduced item 2: **Approval of the allocation of operating profit; pertinent resolutions.**

The Chairman proposed the following resolution on **item 2**, in line with that contained in the board of directors' report to the general meeting.

"The general meeting, having taken note of the reports of the board of statutory auditors

and the independent auditors on the 2005 balance sheet,

resolves

to allocate the profit for the year of Euro 1,411,777,506.10 (1 billion 411 million 777 thousand 506 point 10), as follows:

a) to the shareholders, in the form of a dividend of Euro 0.43 (zero point 43) for each share, before withholdings pursuant to the law, excluding own shares held as of May 19, 2006;

b) the remaining profit to the extraordinary reserve.

For your information, we remind you that with reference to outstanding shares as of March 9, 2006 (no. 1,181,227,564 shares less 43,674,000 own shares), the dividend would amount to a total of Euro 489,148,032.52, requiring the application of profit of the same amount.

- to pay the dividend as of next May 25, 2006, through the authorised brokers with which the shares are registered in the "Sistema Monte Titoli". From May 22, 2006, the shares will be traded on the "ex dividendo" market".

The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution using **slip no. 2** (yellow) on the voting card received on entering.

He advised the meeting that there were no changes in shareholder attendance.

At 12:29 the Chairman called for votes to be cast.

At 12:32 the Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 525,532,774 votes in favour, no. 4,152 abstentions and no. 1,187,328 non-voting shares (attachment -I-).

The Chairman invited the general meeting to take note of the **Consolidated Balance Sheet as of December 31, 2005, and of the reports of the Board of Directors and the Independent Auditors** (letter B on the agenda).

The Chairman then introduced the business under **letter C** of the agenda: **Appointment of the new Board of Directors**;

Point 3. Establishment of the number of Board Directors.

The Chairman reminded the general meeting that the matter was discussed on page 155 of the file for attendees.

The Chairman reminded the general meeting that pursuant to article 17 of the company bylaws, the board of directors must have between 5 and 21 members.

On this point the Chairman advised the meeting that a proposed resolution had been received from shareholder "Fininvest S.p.a" and invited Ms. Bianchi to read it out:

"The general meeting

resolves

to entrust the administration of the company to a Board of Directors comprising 14 members."

The Chairman asked for comments.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution using **slip no. 3** (green) of the voting card received on entering.

The Chairman advised the meeting that there were no changes in shareholder attendance.

At 12:35 the Chairman called for votes to be cast.

At 12:38 the Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 524,205,352 votes in favour, no. 663,271 votes against, no. 668,303 abstentions and no. 1,187,328 non-voting shares (attachment -L-).

The Chairman then introduced **item 4: Establishment of period in office**.

The Chairman advised the meeting that pursuant to article 17 of the company bylaws, the general meeting establishes the period of office of the members of the board of directors within the limits provided by law.

On this point the Chairman advised the meeting that a proposed resolution had been received from shareholder "Fininvest S.p.a" and invited Ms. Bianchi to read it out:

"The general meeting

resolves

to establish that the board of directors will remain in office for three financial years and therefore until the data of the general meeting convened to approve the balance sheet as of December 31, 2008".

The Chairman asked for comments.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution using **slip no. 4** (blue) of the voting card received on entering.

The Chairman advised the meeting that there were no changes in shareholder attendance.

At 12:40 the Chairman called for votes to be cast.

At 12:42 the Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 519,091,372 votes in favour, no. 5,777,271 against, no. 668,283 abstentions and no. 1,187,328 non-voting shares (attachment -M-).

The Chairman then introduced **item 5: Establishment of the Board Directors' emoluments**.

On this point the Chairman advised the meeting that a proposed resolution had been received from shareholder "Fininvest S.p.a" and invited Ms. Bianchi to read it out:

"The general meeting

resolves

to establish the total annual emolument payable to the Board of Directors in the amount of Euro 232,000.00, as follows:

- to the Chairman Euro 24,000.00
- to each of the other directors Euro 16,000.00

with the faculty to draw on this amount in instalments during the year;

and to pay the directors an attendance fee of Euro 1,000.00 before tax, with a 50% supplement for the Chairman, for each meeting attended of the Board of Directors and of the Committees appointed by the Board".

The Chairman asked for comments.

As no one asked to speak, the Chairman invited the shareholders to vote on the

aforementioned proposed resolution using **slip no. 5** (pink) of the voting card received on entering.

The Chairman advised the meeting that there were no changes in shareholder attendance.

At 12:44 the Chairman called for votes to be cast.

At 12:46 the Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 513,533,344 votes in favour, no. 5,767,074 against, no. 6,236,508 abstentions and no. 1,187,328 non-voting shares (attachment -N-).

The Chairman then introduced **item 6: Appointment of the Board of Directors**.

After having established the number of board directors, their period in office and emolument, the Chairman advised the general meeting that, pursuant to article 17 of the bylaws, a list had been presented by shareholder Fininvest S.p.a., provided with all the documentation required by said article.

The list was published on the corporate website at www.mediaset.it on April 14, 2006.

The Chairman reminded the meeting that the vote to appoint the members of the board of directors would be secret and that, as previously stated, Istifid had been engaged to count the votes.

Voters were asked to give their votes by ticking the box on the appropriate slip and placing it folded in the urn located near the Istifid desk.

The Chairman then invited Ms. Bianchi to read out the list, the resumes of new candidates and the statements made by those eligible for qualification as independent directors; said documents are attached to the minutes and form an integral part of same under letter -O-.

The list was projected onto a screen.

The Chairman asked for comments.

Proxy Fragapane on behalf of shareholder Borlenghi commented that candidate Secchi had been a senator and asked to know his political preferences. The Chairman immediately replied that he did not know.

Shareholder Roscio expressed his appreciation at the choices made and the candidacy of

the excellent Fausti in particular.

Shareholder Iolanda Tirone complained that two women on a board were too few and said that she felt at times that the directors held too many offices.

Shareholder Redaelli was of the opinion that two women are a significant number when compared with the boards of listed companies on which not even one woman sits.

The Chairman announced that the discussion was closed and invited the shareholders to vote by ticking the box on the appropriate slip and placing it folded in the urn located near the Istifid desk.

The Chairman advised the meeting that there were no changes in shareholder attendance.

At 13:02 the Chairman called for votes to be cast.

At 13:08 the Chairman called an end to voting and announced the results.

The following candidates were elected:

Fedele Confalonieri

Pier Silvio Berlusconi

Giuliano Adreani

Marina Berlusconi

Pasquale Cannatelli

Mauro Crippa

Marco Giordani

Gina Nieri

Alfredo Messina

Bruno Ermolli

Paolo Andrea Colombo

Luigi Fausti

Attilio Ventura

Carlo Secchi

List 1 (the only list) received 518,702,664 votes in favour and 6,156,759 votes against, with 676,903 abstentions, 600 invalid votes and 1,187,328 non-voting shares (attachment -P-).

The Chairman then introduced **item 7: Appointment of the Chairman of the Board of Directors**.

The Chairman reminded the meeting that, pursuant once again to article 17 of the bylaws, the office of chairman rests with the candidate at the top of the list which received most votes.

He therefore took note of his confirmation as Chairman for the next three years.

The Chairman then introduced the business under **letter D on the agenda: Proposal to establish a stock option plan.**

Item 8: Proposal to establish a stock option plan in favour of the employees of the company and its subsidiaries; pertinent resolutions.

The Chairman reminded the general meeting that the matter was discussed on page 156 of the file for attendees.

The Chairman proposed the following resolution on **item 8**, in line with that contained in the board of directors' report to the general meeting.

"The general meeting, believing it appropriate to promote the creation of a stock option plan, for the purposes of encouraging the loyalty of the beneficiaries of the plan by allowing them to participate in the value created by the company,

resolves

1. to approve the establishment of a stock option plan regarding the company's own shares, for a period of three years, starting in 2006, addressed to the employees of the company and its subsidiaries who will be identified by the board of directors from the key people who perform important functions as regards the achievement of the group's strategic results, with the characteristics described above, as well as, if it should be deemed appropriate by the board of directors, the introduction of similar initiatives regarding the shares of subsidiaries or companies in which the company either directly or indirectly holds stakes;

2. to entrust the management of the 2006/2008 stock option plan to the board of directors; the board is granted the broadest possible powers to identify the participants, establish the performance objectives, assign rights of option and implement all aspects of the plan, in compliance with the aforementioned characteristics. The board will

define regulations for the implementation of the stock option plan;

3. to not appoint the members of the shareholding plan committee in consideration of the fact that, as provided by the new self-disciplinary code of the Italian stock exchange, the board intends to set up the remuneration committee, appointed by the board of directors from its own members who are not executive directors and the majority of whom are independent, to act as a consultative body. "

The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.

Shareholder Zambellini began by saying that he was not in favour of stock options because, in the final analysis, they subtract compensation in principle from shareholders, but confirmed that he would vote in favour.

He was unable to understand, however, why the shares allocated under the stock option plan were sold at maximum stock market prices.

The Chairman replied on his own behalf and on that of the managing director Adreani, saying that they had sold their shares as soon as they were made available, to allay any suspicion in this regard.

The Chairman announced that the discussion was closed and invited the shareholders to vote on the aforementioned proposed resolution using **slip no. 7** (green) of the voting card received on entering.

The Chairman advised the meeting that there were no changes in shareholder attendance.

At 13:16 the Chairman called for votes to be cast.

At 13:18 the Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 519,554,563 votes in favour, no. 838,468 against, no. 5,143,895 abstentions and no. 1,187,328 non-voting shares (attachment -Q-).

The Chairman then introduced the business under **letter E** of the agenda: **Authorisation for the Board of Directors to purchase and sell the company's own shares; pertinent resolutions.**

Item 9: Authorisation for the Board of Directors to purchase and sell the

company's own shares, including for the purposes of stock option plans; pertinent resolutions and reminded the general meeting that the matter was discussed on page 157 of the file for attendees.

The Chairman proposed the following resolution on **item 9**, in line with that contained in the board of directors' report to the general meeting.

"The general meeting accepts the proposal formulated by the board of directors and

resolves

- to grant the Board of Directors the faculty to purchase, even through the negotiation of options or financial instruments, including derivatives of Mediaset shares, up to a maximum of no. 118,122,756, and therefore within the limits of the law, of its own ordinary shares of par value EUR 0.52 each (equal to 10% of the actual share capital), on one or more occasions, until the approval of the Balance Sheet as of December 31, 2006, and in any case for a period of no longer than 18 months from the date of the resolution approved by the general meeting. The amount indicated above is covered by the available reserves reported in the last duly approved balance sheet.

The purchase operations will be performed as follows:

i) the purchases for the implementation of the Stock Option Plans for 2000/2002, for 2003/2005 and for 2006/2008 shall be made on the stock exchange on which the shares are listed, in the manner indicated in article 144-bis, letters b) and c) of the Regulations for Issuers, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Exchange sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company;

ii) other eventual purchases shall be made on the stock exchange on which the shares are listed in the manner indicated in article 144-bis, letters b) and c), of the Regulations for Issuers, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Exchange sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company.

We also ask you, pursuant to and for the purposes of art. 2357-ter of the Italian Civil

Code, to confirm the authorisation granted to the Board of Directors, in compliance with the provisions of the law, with regulations applicable from time to time, with the regulations issued by the Italian Stock Exchange and with community directives, to:

a) transfer its own shares, purchased on the basis of this resolution or in any case already in the company's portfolio of shares, to employees of the company, its subsidiaries and the controlling company, against the exercise by same of their options to purchase the shares granted to them, all at the prices, terms and in the manner provided by the regulations regarding each Stock Option Plan for 2000/2002, for 2003/2005 and for 2006/2008. The authorisation indicated in this point is granted for the time limit fixed by the stock option plans;

b) to transfer the shares purchased on the basis of this resolution, or in any case already in the company's portfolio, in the following alternative ways:

i) by means of cash operations; in this case, the sales will be performed on the stock exchange on which the shares are listed and/or outside the stock exchange, at a price no less than 90% of the reference price recorded by the shares during the stock exchange session prior to each individual operation;

ii) by means of exchanges, swaps, contributions or other provisions in the framework of industrial projects or extraordinary finance operations. In this case the economic terms of the transfer operation, including the valuation of the shares being exchanged, will be determined, with the support of independent experts, based on the nature and the characteristics of the operation, also in consideration of the market trend of Mediaset shares.

The authorisation pursuant to point b) above is granted for a period of no longer than 18 months from the date of the resolution."

The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.

Shareholder Mancuso made a series of comments on stock options and share buy-backs which required a detailed reply.

With reference to the comments of Zambellini, the Chairman reminded the general meeting of the achievements of Mediaset with regard to own shares and stock options.

He said that transactions regarding the company's own shares were performed in compliance with the resolutions of the general meeting and within the limits approved by the Board of Directors.

The buy-back in 2005 was governed by a strict procedure in terms of price, quantities traded, daily advice to the market on the quantity bought back and the average price.

Before execution, the procedure was submitted to Consob and the Italian Stock Exchange, which sanctioned the method adopted by Mediaset.

At a meeting with Consob after the termination of the buy-back operation, the procedure was recognised as being perfectly correct and is now held up as a model for other similar operations.

The Chairman said that stock options were assigned in compliance with the law. He said that the price at which options are exercised complies with the provisions of the law, or at the average price over the 30 days prior to the date of assignment.

Proxy Fragapane on behalf of Borlenghi asked to speak to underline that in his opinion there was no suspicion of speculation regarding these operations.

Shareholder Luigi Girelli Consolaro wanted to know if any paid capital increases were planned for the current year. The Chairman said that no capital increases were planned.

Shareholder Redaelli, referring to own share buy back operations, commented that these shares should be purchased when the price falls and sold when it rises, possibly at book prices.

Chairman Confalonieri returned to the subject to remark that they improve employee loyalty and are also in the interests of shareholders.

The Chairman announced that the discussion was closed and invited the shareholders to vote on the aforementioned proposed resolution using **slip no. 8** (blue) of the voting card received on entering.

The Chairman advised the meeting that there were no changes in shareholder attendance.

At 13:48 the Chairman called for votes to be cast.

At 13:50 the Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 524,775,279 votes in

favour, no. 278,171 against, no. 483,476 abstentions and no. 1,187,328 non-voting shares (attachment -R-).

The Chairman then introduced the only item on the agenda of the extraordinary general meeting:

Proposal to amend the company bylaws

10. Proposal to amend the following articles of the company bylaws: 11) General Meeting; 17), 19) and 23) Board of Directors; 27) Board of Statutory Auditors; and to introduce a new article 28) Officer responsible for the preparation of corporate accounting documents, also pursuant to the provisions of Law 262, 28 December 2005. Renumbering of the articles in the bylaws and adoption of the new text in its entirety.

The Chairman reminded the general meeting that the matter was discussed on page 158 of the file for attendees.

The Chairman advised the meeting that there were no changes in the number of shareholders present and represented.

Before submitting a proposed resolution to the general meeting, the Chairman thought it useful to provide a brief summary of the main proposed amendments to the company bylaws.

Law no. 262 of December 28, 2005, introduced new measures for the protection of savings and the regulation of financial markets. The provisions came into force on January 12, 2006, and the companies already entered in the companies register on said date have one year in which to amend their bylaws.

The Board of Directors, in the framework of its governance review, which has the purpose of identifying solutions addressed, amongst other things, to encouraging greater shareholder involvement in corporate life, has decided it would be appropriate, on the occasion of the traditional general meeting to approve the financial statements, to align the company bylaws with the new provisions introduced by the Law on savings. These provisions include the reduction to 2.5% of the capital threshold for the presentation of lists for the appointment of the company's officers and the introduction of the new figure of the officer in charge of the preparation of corporate accounting documents.

The amendment of the bylaws in line with provisions of the aforementioned Law may be completed only after Consob has issued the implementation rules.

Among the other amendments, we would like to draw your attention to the amendment to clause 3 of article 23 of the company bylaws, with which the provisions of clause 2 of article 2365 of the Italian civil code are enacted, assigning to the Board of Directors the task of aligning the bylaws with the new legal provisions. The board may therefore, specifically, make further amendments to the Bylaws in compliance with primary and secondary provisions, issued and to be issued, deriving from Law no. 262 of December 28, 2005, as amended.

As a consequence of the variations proposed, we submit for your approval the consistent renumbering of the articles and the adoption of an entire new text of the Bylaws.

The Chairman proposed the following resolution on **item 10**, in line with that contained in the board of directors' report to the general meeting.

"The general meeting, having taken note of the report of the board of directors

resolves

to adopt the new company bylaws, as defined in the text attached to the management report attached - A - to the balance sheet as of December 31, 2005, which reflects the amendments relating specifically to the sections on the general meeting, the board of directors and the board of statutory auditors, and which is attached to the minutes".

The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution using **slip no. 9** (pink) on the voting card received on entering.

He advised the meeting that at the start of voting no. 477 shareholders and proxies were in attendance, representing no. 526,724,154 shares or 44.59% of the share capital (as shareholder Zambellini had left the meeting).

At 13:55 the Chairman called for votes to be cast.

At 13:57 the Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 525,053,370 votes in favour, no. 483,456 abstentions and no. 1,187,328 non-voting shares (attachment -S-).

The amended text of the bylaws is attached to these minutes under letter -T-.

The list of attendees and all voting shareholders, the number of shares represented and the time of entry and exit to/from the general meeting are attached to these minutes under letter -U-, while the list of attendees at 13:58 is attached under letter -V- and the list of voting results under letter -Z-.

After which, as there were no more items on the agenda and as no one asked to speak, the Chairman declared the meeting closed at 13.58 (thirteen hours and fifty eight minutes).

This

document was read out by me to the person before me, who expressly requested that the reading out of the attachments be waived.

Written in part by myself and typed in part by a trusted person on nine sheets, of which it occupies the first thirty three entire sides and part of the thirty fourth.

FEDELE CONFALONIERI

GUIDO ROVEDA

Attachment T to Roll No. 90755/22726
COMPANY CONSTITUTION
(MEMORANDUM & ARTICLES OF ASSOCIATION)

MEDIASET SpA

COMPANY NAME

Article 1)
The name of the company is:

"MEDIASET SpA"

This name may be used in any graphic form whatsoever.

REGISTERED OFFICE

Article 2)
1. The company's Registered Office shall be in Milan.
2. It may set up and close down secondary centres, branches, agencies, representations and administrative offices in any other place within Italy or abroad.

Article 3)
Members' official addresses for all communication with the company shall be those shown in the register of members.

OBJECTS

Article 4)
The company's Objects shall be as follows:
a) Live radio and television program broadcasting.
The company also is permitted to own stakes in companies that engage in the above-cited activity;
b) the production, co-production and executive production of films, long subjects, short subjects, documentaries, TV films, and shows as well as transmissions targeted in general for television and radio channels and advertising commercials, along with the copying and duplication of television programs and films;
c) the purchase, sale, distribution, rental, broadcasting and marketing in general of films, TV films, documentaries and film and television programs;
d) producing and making film soundtracks, TV films and documentaries, including dubbing;
e) music release and recording activity;
f) operating and managing film and theatre companies;
g) wall space advertising, publishing, television and audiovisual activity.
The company also is permitted to own stakes in companies that engage in these activities;
h) information, cultural and free time activity with specific focus on production &/or the management &/or the commercialization &/or the distribution of information and communication tools which are journalistic in nature, with the exclusion of daily newspapers, in whatever manner they are created, processed and circulated, whether through writing, telephony, audiovisual or television reproduction;
i) promotional activity and public relations including the organization and management of courses, conferences, congresses, seminars, exhibitions, shows and other activity relevant to research and culture such as the publishing of studies, monographs, catalogs, books, pamphlets and audiovisual materials;

l) the management of industrial and real estate complexes connected to film activity and to activity indicated in preceding points from a) to h);
m) the economic rights for intellectual property with all means of diffusion, including the marketing of brands, inventions and ornamental models connected to film and television works, merchandizing and sponsoring;
n) the construction, purchase, sale and exchange of real estate;
o) the installation and implementation of systems for the operation and management of telecommunications services in any geographical area, and the carrying out of all related activities, including the design, creation, management and marketing of its own telecommunication, computer communication and electronic products, services and systems, though excluding any activity whatsoever for which registration in professional registers is required.
These activities may be carried on in person, in association with others or on behalf of others, in Italy or abroad.
The company may also take shareholdings in other companies and firms, but shall not engage in retail share dealing; it may coordinate the finances, operations and administration of those companies and organizations in which it has a stake, or perform services for them; it may carry out any commercial, industrial, or financial transaction, or any transaction in securities or real estate, that relates to its Objects; it may take out loans or have recourse to other forms of finance whatever their nature or duration, or issue real or personal guarantees backed by securities or real estate, including sureties, pledges and mortgages, for the performance of its own obligations or that of any company or firm belonging to the same Group; and in general it may carry on any other activity whatsoever and complete any other transaction involved in, related to, or liable to further the achieving of its Objects.
The following activities are, however, excluded: retail deposit-taking as defined by the laws in force from time to time; all activities reserved to those persons who are authorised to operate retail services of financial investment or the collective management of savings; and the retail exercise of any business whatsoever which the law classifies as "financial".

DURATION

Article 5)
The company shall continue in existence until 31 (thirty-one) December 2050 (two thousand and fifty); its existence may be prolonged thereafter, with no right of withdrawal for those members not voting in favour of the resolution.

SHARE CAPITAL

Article 6)
1. The company's share capital is €614,238,333.28.= (six hundred and fourteen million two hundred and thirty-eight thousand three hundred and thirty-three euros and twenty-eight cents), divided into 1,181,227,564 (one thousand one hundred and eighty-one million two hundred and twenty-seven thousand five hundred and sixty-four) ordinary shares of nominal value €0.52 (fifty-two cents) each.
2. The share capital may be increased by means of contributions in money, in kind and/or in receivables. Only the General Meeting may issue any bond which confers rights to subscribe any of the company's shares.
3. Without prejudice to any other provision concern capital increases, the capital may be increased (by means of contributions in money and without any option rights) by amounts not exceeding 10% (ten percent) of its amount prior to the increase, provided that the issue price corresponds to the market value of the shares and that this correspondence is confirmed in a special report by the company's

independent auditors. The quorums necessary for any resolution under this paragraph shall be those provided for in Civil Code Articles 2368 and 2369.
4. Without prejudice to the provisions of Article 2441(viii) of the Civil Code, the General Meeting may, for the purposes of its stock option plans and by a resolution voted for by members representing over half the share capital (even if the resolution is adopted by the General Meeting at a meeting other than on first convening), resolve upon an increase in the share capital by amounts not exceeding 5% of its amount prior to the increase; there shall be no option rights, and the subscription price may be set at a discount to the average stock market price, providing that subscription price has been determined by reference to the objective parameters provided for in those stock option plans. The minimum subscription price per share shall in no circumstances be lower than its value in proportion to the Net Worth shown in the accounts or the nominal value, whichever is higher.
5. The General Meeting may under Civil Code Article 2443 delegate its decision-making capacity in relation to the matters in the above subparagraphs to the Board of Directors.

Article 7)
1. The company's shares are registered by name, indivisible and freely transferable.
2. All representation, authentication, and shareholder information provisions relevant to securities traded in regulated markets shall apply.

Article 8)
Moneys may be contributed by the members to the company in the following legal forms, in accordance with the combined provisions of Civil Code Articles 2497-quinquies and 2467 and other laws:
a) as contributions on capital account without any right to enforce repayment;
b) as enforceable loans, either interest-bearing or not.

GENERAL MEETING

Article 9)
1. General Meetings shall be held at the Company's registered office or elsewhere within Italy.
2. General Meetings (first and second convening) shall be convened by means of a notice giving the date, time, place and agenda for the meeting. The notice may also give the same details for one or more subsequent convenings beyond the second. If it does not, then the General Meeting's third or subsequent convenings must be within 30 (thirty) days of the preceding convenings, the period prescribed in Civil Code Article 2366(ii) being reduced to 8 (eight) days.
3. The convening notice must be published in the Official Gazette of the [Italian] Republic or in the [Milan] daily newspaper "Il Sole 24 Ore ".

Article 10)
1. An Annual General Meeting for the approval of the Financial Statement (AGM) must be convened at least once a year, not more than one hundred and twenty days after the end of the company's financial year, or one hundred and eighty days if the company is obliged to produce a Consolidated Financial Statement or if the particular demands of the company's structure or Objects so require.
2. Reasons for the extended deadline must be given in the Annual Report of the Board of Directors.

Article 11)
Members may take part in the General Meeting provided they have sent the Company the Agent's Notification prescribed in Civil Code Article 2370(ii), to arrive no later than two whole days before the date of the particular meeting in question.

The lodging of the Agent's Notification shall not prevent a member disposing of his/her shares before the General Meeting takes place. In such cases the purchaser of the shares may only take part in the General Meeting if he/she has completed the formalities laid down in the preceding subparagraph no later than two whole days before the date of the particular meeting in question.

Article 12)
Any member entitled to take part in the General Meeting may arrange to be represented, by means of a written form of proxy, as provided for in law.

Article 13)
1. The General Meeting shall be chaired by the Chairman of the Board or, failing him/her, by the Vice Chairman if one has been appointed; in the absence or incapacity of all these officers, the General Meeting shall be chaired by another person elected by a majority of the members present, in accordance with the number of votes at the disposal of each.
2 The person chairing the meeting may at his/her discretion, and shall in all those cases where the law so requires, arrange for its Minutes to be drawn up by a notary of his/her choice.
3. The General Meeting shall, if the Minutes are not to be drawn up by a notary, appoint a Minutes Secretary (who need not be a member) and, where it thinks fit, two scrutineers who shall either be shareholders or members of the Supervisory Board.

Article 14)
1. The person chairing the General Meeting shall, through his/her appointed representatives if he/she wishes, verify attendance and speaking entitlements, the proper constitution of the meeting, and the identity and credentials of those present; and shall govern its conduct and determine the results of its votes, which must be duly recorded in the Minutes.
2. The Annual General Meeting shall, under Civil Code Article 2364(vi), approve any standing orders for its own proceedings.

Article 15)
1. Decisions made by the General Meeting shall be duly recorded in Minutes signed by the person chairing the meeting, its secretary and any scrutineers.
2. The fact that Article 23 of this company constitution delegates to the governing body the power to make decisions on matters which by law belong to the Extraordinary General Meeting shall not diminish the competence of the General Meeting itself, which still retains the power to decide such matters.

Article 16)
The normal provisions of the law shall apply to the proper constitution of first and subsequent convenings of General Meetings (AGMs and EGMs), and to the taking of decisions at such meetings.

BOARD OF DIRECTORS

Article 17)
1. The company shall be run by a Board of Directors composed of no fewer than five nor more than twenty-one Directors, who may be re-elected.
2. The General Meeting shall, before appointing the Board, decide on its period of office (subject to the time-limits prescribed by law) and the number of directorships.
3. The Board of Directors shall be appointed by the General Meeting on the basis of lists, each list naming and serially numbering its (twenty-one or fewer) candidates.

Any candidate whose name appears on more than one list shall be disqualified.
No member may, alone or with others, present more than one list, not even through an intermediary or trustee. Members subject to a common controlling interest as defined in Civil Code Article 2359 may present only one list, alone or with others. Members belonging to a voting syndicate may likewise present only one list, alone or with others. If any member fails to comply with the above rule then any vote given by that member to any of the lists presented by that member shall be void.
Lists may only be presented by members or groups of members representing at least 2.5% (two and a half percent) of the share capital.
Lists, accompanied by the professional CVs of the individuals listed and signed by their presenting members with a declaration of their own membership status, must be lodged at the Company's registered office at least 15 (fifteen) days before the date set for the General Meeting (first convening), together with a declaration that the presenters have no pacts or links of any kind whatsoever with other members. Declarations from the individual candidates must be lodged by the same date, agreeing to stand and declaring, on their own responsibility, that there is no cause why they cannot be elected nor any legal impediment to their serving as Directors, that they satisfy any statutory and/or regulatory requirements for directorship, and (where relevant) that they can properly be classified as "independent" according to the law as it stands at the time.
Members lodging lists must present the documentation establishing their membership status no later than two whole days before the date of the General Meeting.
When the voting ends, the votes obtained by each list shall be divided by the integers from one to the number of Directors to be elected. The resulting quotients are then allocated, one each, to the candidates on that list, in accordance with the order in which their names appear there.
All the candidates on all the lists are then arranged in descending order of their individual quotients. Those with the highest quotients are declared elected, until all the number of directorships to the number set by the General Meeting have been filled – subject, however, to the condition that the candidate listed at the head of the list which obtained the second-highest number of votes must be made a director. this means that if that candidate's quotient is not high enough for election, then the lowest-placed candidate from the winning list is not to be made a director, but the last directorship must go to the candidate listed at the head of the list which obtained the second-highest number of votes.
The candidate listed at the head of the list which obtained the highest number of votes shall be appointed Chairman of the Board of Directors.
If there are two or more candidates with the same quotient in competition for one of the places on the Board of Directors, then the candidate shall be elected who appears on the list which has not yet had any director elected, or the list which has had the fewest directors elected. If none of the lists involved has yet had a director elected, or if both (or all) of them have had the same number of directors elected, then the candidate from whichever of these lists has obtained the higher (highest) number of votes shall be elected. If, as well as two individuals having the same quotient, two or more lists have obtained the same number of votes, then the General Meeting shall take another vote, in which the candidate who obtains a simple majority of the votes shall be elected.
4. If only one list has been presented, the General Meeting shall vote on it; and if it obtains a relative majority, then the candidates listed on it shall be elected as directors in descending order until the number of directorships set by the General Meeting has been filled. The candidate at the head of the list shall be elected Chairman of the Board of Directors.
5. If no lists are presented, the Board of Directors shall be appointed by the General Meeting, with the majority requirements as specified by law.
6. If one or more directorships should fall vacant for any reason, the remaining directors shall fill it by co-option.

7. Directors appointed under Article 2386 of the Civil Code shall be elected by the General Meeting with the majority requirements as specified by law; the period of office of Directors appointed in this way shall expire at the same time as that of those already in office at the time of their appointment.

Article 18)

1. If no Chairman has been appointed by the General Meeting, or if the Chairman appointed by the General Meeting leaves office for any reason whatsoever, the Board shall choose and appoint one of its number as Chairman with authority to represent the company.
2. The Board may elect one or more Vice Chairmen, who shall act in the Chairman's place and represent the company in the event of the Chairman's absence or incapacity.
3. A Vice Chairman's actual exercise of the power to represent the company shall be sufficient warrant of the Chairman's absence or incapacity, and shall relieve any person of the duty of further verifying such absence or incapacity and of any liability in relation thereto.
4. If more than one Vice Chairman is appointed, the Board shall determine the arrangements under which they shall act in the Chairman's place.
5. Lastly, the Board may appoint a Secretary, who need not be a member of the Board.

Article 19)

1. The Board shall meet whenever the Chairman considers it necessary, or at the written request of at least two directors.
2. The Chairman may convene Board meetings at the company's registered office or elsewhere.
3. Board meetings shall be convened by the Chairman of the Board (or by a Vice Chairman deputizing for the Chairman, or by the Supervisory Board, or by any Full Member of the Supervisory Board, providing that the Chairman of the Board of Directors has been notified beforehand), by registered letter, telegram, fax or e-mail sent to every Director and to every Full Member of the Supervisory Board (at their addresses/numbers as previously given by each addressee), no later than five days before the date set for the meeting, or in an emergency by telegram, fax or e-mail sent at least one day before the date set for the meeting. More than one of the above means may be used for these convening notices.
4. Board meetings may be held by teleconference or videoconference provided that all those taking part can be identified and are in a position to participate in real time in discussing and disposing of the agenda items, and to receive, transmit or display documents. When these conditions are met, the Board meeting shall be deemed to be held in the place where the person chairing the meeting is located; the secretary of the meeting must be in the same place.

Article 20)

Directors and members of the Supervisory Board shall at least once a quarter be kept informed, at Board meetings, by the Board's delegated committees or officers or by others, about the company's general performance and foreseeable prospects, and about any significant transactions in terms of its profitability, finances, assets and liabilities, as well as any transactions in which the any director has a personal or representative interest or which have been influenced by any person in a position to exercise control and coordination over the company. The corresponding information shall also be provided in relation to the company's controlled subsidiaries. Where required for reasons of urgency or convenience, this information may also be given to its proper recipients by letter.

Article 21)
1. Meetings of the Board shall be properly constituted and their decisions valid only if a majority of its current members is present or, where no advance notice has been given, if all its current members are present together with all the full members of the Supervisory Board.
2. Board decisions shall be valid if voted for by a majority of the directors attending.
3. Board decisions shall be recorded in minutes, duly signed by the person chairing the meeting and by its secretary.

Article 22)
1. Where, due to resignation or any other cause, one half or more of the directorships have fallen vacant, the entire Board's mandate shall expire immediately. The Supervisory Board, which shall take over the ordinary management of the company until the Board has been reconstituted, shall convene a General Meeting without delay for the purpose of appointing the new governing body.
2. The mandate of any director who no longer meets all the requirements mentioned in Article 17 of the company constitution shall expire immediately.

Article 23)
1. The Board of Directors shall have all powers of ordinary and extraordinary management of the company.
2. The following matters shall be determined only by the Board of Directors, and shall not be delegated:
- the concluding of any contract or legally-binding relationship whatsoever between the company and any of its members holding 5% or more of the share capital (or any company belonging to the same group as such a member, i.e. any of the company's controlled subsidiaries, any company or individual with a controlling interest in the company, and any company controlled by such a company or individual), where the amount involved exceeds €13,000,000.00.= (thirteen million euros and no cents);
- the concluding of any contract or legally-binding relationship whatsoever where the amount involved exceeds €130,000,000.00.= (one hundred and thirty million euros and no cents);
- the issuing of non-convertible bonds, subject to the limits laid down in Civil Code Article 2412 and also to a maximum of €300,000,000.00.= (three hundred million euros and no cents). Only an Extraordinary General Meeting may authorize an issue exceeding this limit.

3. Without prejudice to the provisions of Article 15.2 of this company constitution, the Board of Directors shall have the power to make decisions relating to mergers in those cases described in Civil Code Article 2505, to set up or close down secondary centres, to authorize any director to represent the company, to reduce the share capital in the event of a member's withdrawal, or to amend the company constitution in order to bring it into line with legal or regulatory provisions.

Article 24)
The Board shall, without prejudice to the provisions of Civil Code Article 2381, have powers to do the following:
a) appoint an Executive Committee, if the Board itself numbers at least seven; to determine the Executive Committee's numbers; and to delegate to it all or part of its own powers and duties save only those reserved by law to the Board; if an Executive Committee is appointed, the following officers shall belong to it *ex officio* without counting towards its designated numbers: the Chairman of the

Board, any Vice Chairmen and any Managing Director(s)[1]. In the event of resignations the Board may appoint further directors to restore the Executive Committee's numbers to the level established. The provisions above concerning the convening of the Board and the conduct of its meetings shall also apply to meetings of the Executive Committee. Executive Committee members shall continue to serve on the Executive Committee until their directorship expires;
b) set up other Committees (whose members need not all be directors), determine their duties, powers and remuneration (if any), and prescribe how they are to be composed and to function. If such a committee includes non-directors then its powers shall be advisory only;
c) delegate all or part of its own powers to one or more of its members (who may or may not be given the title of "Managing Director"), though without prejudice to the provisions of Article 23 of this company constitution;
d) appoint a General Manager and one or more Managers, and determine their powers; and grant powers of attorney for the execution of particular deeds or categories of deed;
e) set the remuneration for those directors who have been assigned particular duties, taking into consideration the advice of the Supervisory Board.

Article 25)
Power to represent the company shall be vested in the Chairman, and in any Vice Chairmen, and in the Managing Directors, acting severally.

Article 26)
1. Directors shall be entitled to reimbursement of their expenses incurred in the discharge of their duties.
2. The General Meeting shall set an overall amount for the remuneration of all the directors.
3. The General Meeting may also grant the directors other kinds of indemnity or reward.

SUPERVISORY BOARD

Article 27)
1. The Annual General Meeting shall elect a Supervisory Board composed of three full and two alternate members, to remain in office for three financial years, until the date of the General Meeting convened to approve the Financial Statement for the third financial year of their period of office; members of the Supervisory Board may be re-elected.
All members of the Supervisory Board must be on the register of qualified auditing accountants kept by the Justice Ministry and have not less than three years' experience of the statutory auditing of accounts. Members of the Supervisory Board must also satisfy the legal and regulatory requirements in force from time to time, and the Board of Directors shall satisfy itself they do so.
2. Members of the Supervisory Board shall be appointed on the basis of lists presented by company members under the following procedure. Each list shall contain candidates' names, numbered and in order. Each list shall have two sections: one of candidates for the position of Full Member of the Supervisory Board, and the other of candidates for the position of Alternate Member. Any candidate whose name appears on more than one list shall be disqualified.
3. Lists may only be presented by members or groups of members representing at least 3% (three percent) of the share capital. No member may, alone or with others, present more than one list, not even through an intermediary or trustee. Members subject to a common controlling interest as defined in

---

[1] Amministratori Delegati.see also sub-paragraphs (c,e) "Managing Director" (or CEO) is the accepted translation of "Amministratore Delegato", but the phrase literally means "Director with [a particular] mandate", and in Italy a company may have more than one of these.

Civil Code Article 2359 may present only one list, alone or with others. Members belonging to a voting syndicate may likewise present only one list, alone or with others. If any member fails to comply with the above rule then any vote given by that member to any of the lists presented by that member shall be void.

Lists, accompanied by the professional CVs of the individuals listed and signed by their presenting members with a declaration of their own membership status, must be lodged at the Company's registered office at least 15 (fifteen) days before the date set for the General Meeting (first convening), together with a declaration that the presenters have no pacts or links of any kind whatsoever with other members. Declarations from the individual candidates must be lodged by the same date, agreeing to stand and declaring, on their own responsibility, that there is no cause (including the restriction on corporate office-holding referred to in the next subparagraph) why they cannot be elected, nor any legal impediment to their serving on the Supervisory Board, that they satisfy any requirements prescribed by law, regulations or the company constitution for members of the Supervisory Board.

5. No person can be elected to the Supervisory Board who holds more directorships and/or memberships of supervisory boards than allowed by the legal and regulatory requirements in force from time to time.

6. Members lodging lists must deliver the documentation establishing their membership status no later than two whole days before the date of the General Meeting.

7. Any list presented in contravention of any of the above provisions shall not be voted on.

8. Each person entitled to vote may vote for only one list.

9. The procedure for the election of the members of the Supervisory Board shall be as follows:

a) two full and one alternate member of the Supervisory Board shall be drawn from the list obtaining the most votes at the AGM, in order as listed in that list's two sections;

b) the remaining full member of the Supervisory Board, and the other alternate member, shall be drawn from the list obtaining the second highest number of most votes at the AGM, in order as listed in that list's two sections.

If two or more lists obtain the same number of votes, all the members present at the AGM shall be balloted once more in a run-off vote between those lists, and the candidates on the list obtaining the most votes shall be elected.

10. The candidate at the head of the Full-Member Candidates section of the list which obtained the second highest number of votes shall be elected Chairman of the Supervisory Board.

11. If only one list has been presented, the General Meeting shall vote on that list; if it obtains a relative majority, then the three candidates at the head of its Full-Member Candidates section shall be elected as full members of the Supervisory Board and the two candidates at the head of the Alternate-Member Candidates section shall be elected as alternate members; the person indicated at the head of the Full-Member Candidates of that list shall be Chairman of the Supervisory Board.

Any vacancy among the Full Members of the Supervisory Board due to death, resignation or termination shall be filled by the highest-listed of the Alternate Members. If the vacancy was that of the Chairman, the Supervisory Board shall appoint another of its number to be the new Chairman, to remain in office until the next General Meeting, which shall restore the numbers of the Supervisory Board.

12. If no lists are forthcoming, the Supervisory Board and its Chairman shall be appointed by the General Meeting with the majority requirements as specified by law.

13. If two or more lists had been presented, then a vacancy among the Full Members of the Supervisory Board due to death, resignation or termination shall be filled by the Alternate Member from the same list as the departed Full Member; and if the vacancy was that of the Chairman, the Supervisory Board shall appoint another of its number to be the new Chairman, to remain in office until the next General Meeting..

14. If it is not possible to replace members according to the arrangements above, or if the law requires other arrangements, then a General Meeting shall be convened to restore the numbers of the Supervisory Board, voting by relative majority.
15. The General Meeting shall determine the remuneration payable to members of the Supervisory Board in addition to the reimbursement of their expenses incurred due to the performance of their duties.
16. The powers and duties of members of the Supervisory Board shall be as prescribed by law.

COMPANY ACCOUNTANT

Article 28)
The Board of Directors shall, after taking into account the opinion of the Supervisory Board, appoint a person to take charge of drawing up the company's books of account. The Board shall grant this Company Accountant adequate powers and resources for carrying out his/her duties as required by the law and regulations.
The provisions governing directors' responsibility in relation to their allotted duties shall also apply to the Company Accountant, with the exception of actions to be taken on the basis of his/her status as a company employee.

AUDITING OF THE ACCOUNTS

Article 29)
The accounts shall be audited by an independent audit company. The appointment, duties, powers and responsibilities of the independent auditors shall be as laid down by the relevant laws.

FINANCIAL STATEMENT; PROFITS

Article 30)
1. The Company's financial year shall close on 31 December of each year.
2. At the end of each financial year the governing body shall draw up a Financial Statement for the period as required by law.

Article 31)
1. The net profits shown in the Financial Statement shall, after deduction of not less than 5% (five percent) for the statutory reserve until that reserve reaches one fifth of the share capital, be distributed proportionally among the members, unless the General Meeting resolves on any special allocation to extraordinary reserves or other applications, or resolves to carry all or part of the profits forward to the next financial period.
2. The General Meeting may also under Civil Code Article 2349 resolve on an extraordinary dividend through the issue, without charge, of ordinary shares of a nominal total corresponding to the profits to be distributed.

Article 32)
The Board of Directors may resolve to distribute an interim dividend, subject to the arrangements permitted by law.

Article 33)
Any dividend not claimed within five years from the date on which it first became payable shall revert to the company.

WINDING UP AND LIQUIDATION – FINAL PROVISIONS

Article 34)
If at any time and for any reason whatsoever the company is to be wound up, then the General Meeting shall determine the liquidation arrangements and shall appoint one or more liquidators and specify their powers and remuneration.

Article 35)
Any matter not provided for in this company constitution shall be determined in accordance with the relevant statutory and regulatory provisions in force at the time.

FEDELE CONFALONIERI
GUIDO ROVEDA